Financial Highlights

			in / end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Net income (CHF million)

Income from continuing operations	2,729	2,599	2,342	5	17

Net income	2,729	4,673	2,604	(42)	5

Earnings per share (CHF)

Basic earnings per share from continuing operations	2.56	2.42	2.08	6	23

Basic earnings per share	2.56	4.35	2.31	(41)	11

Diluted earnings per share from continuing operations	2.42	2.29	1.99	6	22

Diluted earnings per share	2.42	4.12	2.21	(41)	10

Return on equity (%)

Return on equity	25.2	44.1	24.4	–	–

Core Results (CHF million)

Net revenues	10,669	9,816	9,641	9	11

Provision for credit losses	53	(20)	(61)	–	–

Total operating expenses	7,040	6,449	6,629	9	6

Income from continuing operations before taxes	3,576	3,387	3,073	6	16

Core Results statement of income metrics (%)

Cost/income ratio	66.0	65.7	68.8	–	–

Pre-tax income margin	33.5	34.5	31.9	–	–

Tax rate	23.0	23.8	23.3	–	–

Net income margin from continuing operations	25.6	26.5	24.3	–	–

Net income margin	25.6	47.6	27.0	–	–

Assets under management and net new assets (CHF billion)

Assets under management	1,551.5	1,485.1	1,382.3	4.5	12.2

Net new assets	43.0	6.9	27.2	> 500	58.1

Balance sheet statistics (CHF million)

Total assets	1,359,687	1,255,956	1,433,621	8	(5)

Net loans	212,831	208,127	215,496	2	(1)

Total shareholders' equity	44,004	43,586	42,630	1	3

Book value per share (CHF)

Total book value per share	41.97	41.02	38.54	2	9

Tangible book value per share	30.97	30.20	23.85	3	30

Shares outstanding (million)

Common shares issued	1,215.5	1,214.9	1,247.8	0	(3)

Total treasury shares	(167.0)	(152.4)	(141.8)	10	18

Shares outstanding	1,048.5	1,062.5	1,106.0	(1)	(5)

Market capitalization

Market capitalization (CHF million)	101,297	99,949	88,779	1	14

Market capitalization (USD million)	83,442	81,894	67,795	2	23

BIS statistics

Risk-weighted assets (CHF million)	271,293	253,676	248,116	7	9

Tier 1 ratio (%)	13.2	13.9	10.8	–	–

Total capital ratio (%)	17.3	18.4	13.5	–	–

Number of employees (full-time equivalents)

Number of employees	45,300	44,900	43,600	1	4

Dear shareholders, clients and colleagues

In the first quarter of 2007, we maintained the momentum we established during our first year as an integrated bank. Our profitability remains strong. Net income totaled CHF 2.7 billion in the first quarter. Income from continuing operations grew by 17% and our return on equity improved to 25.2%. Diluted earnings per share were CHF 2.42. We generated net new assets of CHF 15.2 billion in Wealth Management and CHF 29.0 billion in Asset Management.

In view of our robust pipeline of business and the healthy global macro-economic environment, we are optimistic about our long-term prospects. Over the past few years, the growth of the world economy has largely been fuelled by globalization and facilitated by advances in information technology. At the same time, demographic changes have increased the demand for commodities and consumer and capital goods. Together with investments in infrastructure, this has driven wealth creation around the globe and generated increased capital flows, strengthening demand for financial products and services. I believe that the growth of the global economy is set to continue. This will provide significant new revenue opportunities for the banking industry.

Our strategy and integrated banking model are designed to capture these opportunities. Our global expertise in Investment Banking, Private Banking and Asset Management means that we can develop products that leverage our broad origination and distribution capabilities. These capabilities provide us with access to institutional investors, high-net-worth individuals, corporations and governments. Our integrated banking model will enable us to combine our market reach with our expertise in banking and asset management to create innovative solutions that are tailored to the needs of our institutional and private clients.

In the first quarter of 2007, we continued our international expansion – entering new markets and developing our integrated model in existing markets. We have grown our onshore presence in wealth and asset management, where we are focusing primarily on high-growth areas and on markets in which we already have a strong investment banking business. We also continued to expand our offering of innovative products such as alternative investments and structured products, as well as leveraged finance and commercial mortgage-backed securities.

The expansion of our activities in the emerging markets is a core element of our growth strategy. In the first quarter, we launched a new securities brokerage operation in India. This will significantly strengthen our ability to provide domestic and international clients with market access and expert research, sales and execution capabilities. Our expansion into South Asia complements our strong emerging markets businesses and our leading presence in Brazil, China, Mexico and Russia.

Operating successfully on a global scale requires a cost-efficient, integrated global infrastructure. We are therefore improving our existing framework, which will put us in a better position to manage our global resources and provide our businesses with high-quality internal services at a competitive cost. The establishment of ‘Centers of Excellence’ will help us to achieve this goal. We made significant progress with this initiative during the first quarter and launched our third Center of Excellence. This new site in Pune, India, complements our two centers in the US and Singapore, which are fully operational and already have more than 2,000 employees. A fourth center in Wroclaw, Poland, is due to become operational in the third quarter of 2007.

In the first quarter of 2007, the Board of Directors announced the appointment of Brady Dougan as the new Chief Executive Officer of Credit Suisse Group from May 5, 2007, following my decision to retire at this year’s Annual General Meeting. This management change comes at a time of strength for our company. We have achieved a great deal over recent years, and I am convinced that under the leadership of Brady Dougan, Credit Suisse will continue to grow and prosper as it advances towards its vision of becoming the world’s premier bank.

Yours sincerely

Oswald J. Grübel, May 2007
Credit Suisse at a Glance
As one of the world’s leading financial services provider, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and a team of over 45,000 employees from approximately 100 different nations.

Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, we supply banking products and services to high-net-worth, corporate and retail clients.

Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients globally. We provide access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

To be read in conjunction with the Credit Suisse Financial Statements 1Q07.

Operating Environment
Operating Environment
Credit Suisse Results
Credit Suisse
Core Results
Key Performance Indicators
Core Results
Investment Banking
Private Banking
Wealth Management
Corporate & Retail Banking
Asset Management
Overview of Results and Assets under Management
Results
Assets under management
Balance Sheet, Capital and Risk
Balance Sheet
Capital Management
Risk Management
Highlights from the Condensed Consolidated Financial Statements – unaudited
Highlights from the Condensed Consolidated Financial Statements
Selected Notes to the Condensed Consolidated Financial Statements - unaudited
Net interest income
Commissions and fees
Other revenues
Provisions for credit losses
Compensation and benefits
General and administrative expenses
Segment reporting
Earnings per share
Investor Information
Investor information

Financial Calendar and Information Sources
Financial Calendar

Annual General Meeting 2007	Friday, May 4, 2007

Dividend payment	Thursday, May 10, 2007

Par value reduction payment	Wednesday, July 18, 2007

Second quarter 2007 results	Thursday, August 2, 2007

Third quarter 2007 results	Thursday, November 1, 2007

Investor Relations

Phone	+41 44 333 7149

Email	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media Relations

Phone	+41 844 33 8844

Email	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Swiss Share Register and Transfer Agent

Address	Credit Suisse Group

Dept. GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 2660

US Share Register and Transfer Agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O.Box 3316

So. Hackensack, NJ 07606

United States

US and Canada Phone (toll free)	+1 800 301 3517

Other phone	+1 201 680 6626

E-mail	shrrelations@mellon.com

Additional Information

Credit Suisse results and further financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 Publikationenversand

CH-8070 Zürich

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Operating Environment

The results of our integrated banking organization depend to a large extent on the general macro economic environment and developments in the financial markets. In order to put our results into context, we provide a review of the operating environment we encountered throughout the reporting period.

Operating Environment
Against the backdrop of continued healthy fundamentals during 1Q07, equity markets experienced a temporary spike in volatility. The dislocation of the market for sub-prime mortgages in the US was contained, although it did result in reduced volumes of residential mortgage–backed securities and asset-backed securities transactions. The banking sector experienced a generally attractive business environment with good levels of client activity.

Economic environment
In 1Q07, our operating environment continued to be characterized by generally healthy economic fundamentals. However, some uncertainty arose about growth prospects in the US, as mixed indicators triggered the possibility of a slowdown in the world’s largest economy. Nevertheless, the economies in Europe and Asia remained robust, which helped maintain the solid global GDP growth. Inflation also remained under control with stable central bank interest rates in the US and modest rate increases in Europe and Japan. The yield curve in the US steepened during the quarter, with a clear reduction in short-term interest rates and a marginal rise in long-term rates, as the expectations of an easing in rates increased. At the same time and contrary to the US, yield curves in other major currencies, including the Euro, moved up across both short-term and long-term yield levels on the back of solid growth prospects and expectations of future rate increases.

Most global equity markets ended the quarter slightly positive, although the second half of the quarter was characterized by greater volatility despite strong earnings and GDP growth. Equity markets experienced a significant, although temporary, spike in volatility levels towards the end of February. The increase in defaults in sub-prime mortgages in the US and the possibility of spill-over effects to the wider lending markets and the US economy as a whole increased the level of uncertainty during the quarter. However, we have seen no major asset class contagion due to the robust economy, good diversification of credit risk and a relatively small percentage of US consumption affected by borrowers in the sub-prime mortgage market. A second source of volatility was a mid-quarter correction in global equity markets, emanating in part from Asia. However, by the end of March the markets had recovered from most of the losses, as a result of good earnings momentum and reasonable valuations.

The increased volatility in equities also had a temporary impact on the currency markets, resulting in some unwinding of carry trades and the strengthening of low interest rate currencies. By the end of the quarter, the markets were calmer, currencies and interest rate differentials largely returned to the levels seen at the end of 2006 and the US dollar remained slightly weaker against major currencies.

Sector environment
The first quarter provided a generally attractive business environment for the banking sector with continued low interest rate spreads and risk premiums, as well as relatively low levels of credit provisions. The global investment banking fee pool grew by 10% compared to 1Q06, but was down by 16% compared to the record level in 4Q06. Against the backdrop of this supportive investment banking environment, recent sub-prime challenges remained well contained, although it did result in reduced volumes of residential mortgage-backed securities and asset-backed securities transactions. Activity levels in leveraged finance and mergers and acquisitions remained strong in the quarter.

Total issuance volumes in bonds and equities rose 8% compared to 1Q06, making 1Q07 the second busiest quarter in history after 4Q06. The temporary rise in equity market volatility from a low level has resulted in a substantial growth in trading volumes. On the London Stock Exchange, for example, trading volumes increased 76% in March 2007 compared to March 2006. Record trading volumes were also reported in US futures for hedging and investment purposes. In addition, higher correlations across most asset classes resulted in increased demands for managed asset solutions, rather than single structured products. Overall, liquidity remained at high levels during the quarter supporting good business volumes.

Credit Suisse Results
Credit Suisse

Our consolidated statements of income include minority interests without significant economic interest, which do not impact net income, but significantly increase reported net revenues and income from continuing operations before taxes. Hence, we separate these minority interests from our consolidated performance and report the remainder as Core Results.

Core Results

Core Results includes the performance of our three operating divisions Investment Banking, Private Banking and Asset Management as well as Corporate Center, including eliminations and consolidation adjustments. Core Results represent the performance of our integrated banking organization.

Key Performance Indicators

Our Credit Suisse Key Performance Indicators measure our progress as an integrated banking organization. We focus on growth, efficiency, shareholder return and capital strength to manage our business for long-term sustainable value creation.

Credit Suisse
In 1Q07, we achieved net income of CHF 2,729 million, up 5% against 1Q06. Income from continuing operations was up 17%. Diluted earnings per share were CHF 2.42 compared to CHF 2.21 in 1Q06. Return on equity was 25.2%.

Results

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Statements of income (CHF million)

Net interest income	2,089	1,427	1,666	46	25

Commissions and fees	4,977	5,069	4,234	(2)	18

Trading revenues	3,216	2,956	3,408	9	(6)

Other revenues	1,338	1,362	1,617	(2)	(17)

Net revenues	11,620	10,814	10,925	7	6

Provision for credit losses	53	(20)	(61)	–	–

Compensation and benefits	4,950	4,100	4,473	21	11

General and administrative expenses	1,532	1,815	1,622	(16)	(6)

Commission expenses	609	605	543	1	12

Total other operating expenses	2,141	2,420	2,165	(12)	(1)

Total operating expenses	7,091	6,520	6,638	9	7

Income from continuing operations before taxes	4,476	4,314	4,348	4	3

Income tax expense	822	805	715	2	15

Minority interests	925	910	1,291	2	(28)

Income from continuing operations	2,729	2,599	2,342	5	17

Income from discontinued operations	0	2,074	286	(100)	(100)

Extraordinary items	0	0	(24)	–	(100)

Net income	2,729	4,673	2,604	(42)	5

Earnings per share (CHF)

Basic earnings per share from continuing operations	2.56	2.42	2.08	6	23

Basic earnings per share	2.56	4.35	2.31	(41)	11

Diluted earnings per share from continuing operations	2.42	2.29	1.99	6	22

Diluted earnings per share	2.42	4.12	2.21	(41)	10

Return on equity (%)

Return on equity	25.2	44.1	24.4	–	–

Return on tangible equity[1]	34.3	60.9	39.3	–	–

BIS statistics

Risk-weighted assets (CHF million)	271,293	253,676	248,116	7	9

Tier 1 capital (CHF million)	35,841	35,147	26,778	2	34

Total capital (CHF million)	46,808	46,764	33,609	0	39

Tier 1 ratio (%)	13.2	13.9	10.8	–	–

Total capital ratio (%)	17.3	18.4	13.5	–	–

Number of employees (full-time equivalents)

Number of employees	45,300	44,900	43,600	1	4

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. See page 52 for a reconciliation of total shareholders' equity to tangible shareholders' equity and information on why management believes it is a meaningful measure.

Results summary
In 1Q07, net income for Credit Suisse was CHF 2,729 million, up CHF 125 million, or 5%, against 1Q06. Our results in 1Q07 reflected the continued favorable operating environment with good client activity in more volatile markets. Income from continuing operations was CHF 2,729 million, up CHF 387 million, or 17%, from 1Q06 and up CHF 130 million, or 5%, from 4Q06. Diluted earnings per share from continuing operations were CHF 2.42 compared to CHF 1.99 in 1Q06 and CHF 2.29 in 4Q06. Return on equity reached 25.2%, compared to 24.4% in 1Q06 and 44.1% in 4Q06. The BIS Tier 1 ratio as of the end of 1Q07 was 13.2% compared to 10.8% in 1Q06 and 13.9% in 4Q06.

Management changes
The Board of Directors announced the appointment of Brady W. Dougan as the new Chief Executive Officer Credit Suisse Group, effective May 5, 2007, following Oswald J. Grübel’s decision to retire after a successful 38 year career at Credit Suisse. Brady W. Dougan has been with Credit Suisse for 17 years and will hand over his current responsibilities as Chief Executive Officer Investment Banking and Chief Executive Officer Credit Suisse Americas to Paul Calello and Robert Shafir, respectively. Paul Calello is currently the Chief Executive Officer Credit Suisse Asia Pacific. Robert Shafir will join Credit Suisse in August 2007 to further develop our integrated banking organization in the Americas region.

Core Results
Core Results include the results of our three divisions and the Corporate Center. Credit Suisse’s results also include revenues and expenses from the consolidation of certain private equity funds and other entities in which we do not have a significant economic interest in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses. These minority interest-related revenues and expenses are reported as “Minority Interests without SEI” in the reconciliation table on page 12.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Credit Suisse and Core Results

			Core Results			Minority Interests without SEI			Credit Suisse

in the period	1Q07	4Q06	1Q06	1Q07	4Q06	1Q06	1Q07	4Q06	1Q06

Statements of income (CHF million)

Net revenues	10,669	9,816	9,641	951	998	1,284	11,620	10,814	10,925

Provision for credit losses	53	(20)	(61)	0	0	0	53	(20)	(61)

Compensation and benefits	4,906	4,047	4,473	44	53	0	4,950	4,100	4,473

General and administrative expenses	1,525	1,797	1,613	7	18	9	1,532	1,815	1,622

Commission expenses	609	605	543	0	0	0	609	605	543

Total other operating expenses	2,134	2,402	2,156	7	18	9	2,141	2,420	2,165

Total operating expenses	7,040	6,449	6,629	51	71	9	7,091	6,520	6,638

Income from continuing operations before taxes	3,576	3,387	3,073	900	927	1,275	4,476	4,314	4,348

Income tax expense	822	805	715	0	0	0	822	805	715

Minority interests	25	(17)	16	900	927	1,275	925	910	1,291

Income from continuing operations	2,729	2,599	2,342	0	0	0	2,729	2,599	2,342

Income from discontinued operations	0	2,074	286	0	0	0	0	2,074	286

Extraordinary items	0	0	(24)	0	0	0	0	0	(24)

Net income	2,729	4,673	2,604	0	0	0	2,729	4,673	2,604

Statement of income metrics (%)

Compensation/revenue ratio	46.0	41.2	46.4	–	–	–	42.6	37.9	40.9

Non-compensation/revenue ratio	20.0	24.5	22.4	–	–	–	18.4	22.4	19.8

Cost/income ratio	66.0	65.7	68.8	–	–	–	61.0	60.3	60.8

Pre-tax income margin	33.5	34.5	31.9	–	–	–	38.5	39.9	39.8

Tax rate	23.0	23.8	23.3	–	–	–	18.4	18.7	16.4

Net income margin from continuing operations	25.6	26.5	24.3	–	–	–	23.5	24.0	21.4

Net income margin	25.6	47.6	27.0	–	–	–	23.5	43.2	23.8

SEI = Significant economic interest

Integrated capital management
As a major initiative to further strengthen our funding position, we announced our intention to issue debt and to fund our subsidiaries from a single entity, the Bank, the principal operating subsidiary of the Group. As a result, Credit Suisse (USA), Inc. will no longer issue securities. This will simplify the way we issue debt securities for funding and capital purposes and reduce the resulting administrative burden. The centralization of our treasury activities is discussed further on page 51.

Centralizing our issuance in the Bank is consistent with our integrated banking organization. This enables us to improve our debt issuance capacity and broaden our debt investor base. In addition, it permits the centralized management of liquidity for Credit Suisse and its major operating subsidiaries, which now includes the proceeds from the sale of Winterthur in December 2006. This results in a more efficient financing and liquidity structure with a larger group of operating units benefiting from the Bank’s access to a stable and diversified client base and institutional secured and unsecured financing sources. Going forward, the debt issuance volumes and term structure will reflect this integrated liquidity framework.

Recent accounting changes
As of January 1, 2007, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157) and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159). For further information on the adoption of these standards see “Recently adopted accounting standards” in the Credit Suisse Group Financial Statements 1Q07.

SFAS 157 establishes a clear definition of fair value, sets out a framework for measuring fair value and requires additional disclosures for instruments carried at fair value. SFAS 157, primarily relevant for the Investment Banking segment, also eliminates previous guidance that required the deferral of gains or losses at the inception of derivative transactions whose fair value is primarily estimated based upon unobservable market data. As a result of the adoption, we reported a credit to opening retained earnings.

SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. Our elections to apply fair value primarily related to certain structured and matched-book repurchase agreements, corporate loans, structured notes and issued debt. As a result of the adoption and election of certain existing instruments under the fair value option, we reported a decrease in opening retained earnings.

The Credit Suisse Group Financial Statements 1Q07 are available on the internet at www.credit-suisse.com/results.
Allocations and funding
Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. The aim of revenue-sharing and service level agreements is to reflect the pricing structure of unrelated third-party transactions. Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding.

Core Results
Our integrated banking businesses delivered good results in 1Q07. Against the backdrop of good client flows, we achieved continued profitable growth. Assets under management reached CHF 1,552 billion with record net new assets of CHF 43 billion. Income from continuing operations before taxes was CHF 3,576 million. Income from continuing operations was CHF 2,729 million.

Core Results include the results of our integrated banking business, and excludes revenues and expenses in respect of minority interests without significant economic interest.
Results

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Statements of income (CHF million)

Net interest income	2,059	1,387	1,632	48	26

Commissions and fees	4,995	5,089	4,269	(2)	17

Trading revenues	3,215	2,956	3,355	9	(4)

Other revenues	400	384	385	4	4

Net revenues	10,669	9,816	9,641	9	11

Provision for credit losses	53	(20)	(61)	–	–

Compensation and benefits	4,906	4,047	4,473	21	10

General and administrative expenses	1,525	1,797	1,613	(15)	(5)

Commission expenses	609	605	543	1	12

Total other operating expenses	2,134	2,402	2,156	(11)	(1)

Total operating expenses	7,040	6,449	6,629	9	6

Income from continuing operations before taxes	3,576	3,387	3,073	6	16

Income tax expense	822	805	715	2	15

Minority interests	25	(17)	16	–	56

Income from continuing operations	2,729	2,599	2,342	5	17

Income from discontinued operations	0	2,074	286	(100)	(100)

Extraordinary items	0	0	(24)	–	(100)

Net income	2,729	4,673	2,604	(42)	5

Statement of income metrics (%)

Compensation/revenue ratio	46.0	41.2	46.4	–	–

Non-compensation/revenue ratio	20.0	24.5	22.4	–	–

Cost/income ratio	66.0	65.7	68.8	–	–

Pre-tax income margin	33.5	34.5	31.9	–	–

Tax rate	23.0	23.8	23.3	–	–

Net income margin from continuing operations	25.6	26.5	24.3	–	–

Net income margin	25.6	47.6	27.0	–	–

Number of employees (full-time equivalents)

Number of employees	45,300	44,900	43,600	1	4

Results summary
In 1Q07, net income was CHF 2,729 million, up CHF 125 million, or 5%, compared to 1Q06. Income from continuing operations was also CHF 2,729 million, up CHF 387 million, or 17%. Net revenues were CHF 10,669 million, up CHF 1,028 million, or 11%, driven primarily by increases in net interest income and commissions and fees, which were partially offset by a decrease in trading revenues. Total operating expenses were CHF 7,040 million, up CHF 411 million, or 6%, primarily reflecting increased compensation and benefits, mainly in line with higher revenues.

Compared to 4Q06, net income was down CHF 1,944 million, or 42%, largely reflecting the capital gain from the sale of Winterthur of CHF 1,817 million recorded in 4Q06. Income from continuing operations was up CHF 130 million, or 5%. Net revenues were up CHF 853 million, or 9%, driven primarily by increased net interest income and trading revenues. Total operating expenses were up CHF 591 million, or 9%, due to increased compensation and benefits, which were partially offset by decreases in general and administrative expenses.

Against the backdrop of good client flows, we had a good start to 2007. We achieved continued profitable growth, although we noted reduced volumes in residential mortgage-backed securities and asset-backed securities transactions as a result of the dislocation of the market for sub-prime mortgages in the US. Our assets under management increased strongly, largely driven by good asset gathering momentum in both Wealth Management and Asset Management. Net new assets were CHF 43 billion, which brought the annualized net new asset growth rate to 11.6% compared to 8.2% in 1Q06. The good performance reflects our efforts to grow and further diversify our revenue streams while maintaining our disciplined approach to managing costs and risks.

Initiatives and achievements
We continued to focus on the execution of our strategic plan during 1Q07 and achieved a number of milestones.

– We continued to capitalize on our integrated banking organization. We believe that our integrated banking organization has created a strong platform to drive growth, while realizing further efficiency gains. In addition, the improved cooperation and exchange of expertise among our businesses is enabling us to create innovative integrated financial solutions for our clients. For example, we were awarded our first managed lending and custody mandate by a central bank during the quarter. A global team of specialists from prime banking, custody transaction services, fixed income sales and operations cooperated closely to meet the client’s needs.

During the quarter, we launched our third Center of Excellence in Pune, India. We plan to increase the number of specialist support staff to approximately 2,500 by 2008. This latest site complements our two fully operational Centers of Excellence in the US and Singapore, which already have more than 2,000 staff. A fourth center in Wroclaw, Poland is due to become operational in the third quarter of 2007. The establishment of these Centers of Excellence is a key element in our plan to build a new and more cost-effective integrated global infrastructure.

We also signed an agreement to outsource our telecommunications infrastructure to British Telecom and Swisscom in the first quarter. As explained in more detail on page 15, this arrangement is expected to generate considerable efficiency gains and help drive innovation, as Credit Suisse will gain access to the very latest telecommunication technologies and services from the two providers.

– We further increased our footprint in key businesses. We continued to hire talented employees around the world as part of our efforts to further grow our front office teams. In Wealth Management, for example, we hired additional relationship managers, particularly in markets where we expect to achieve strong growth.

Another milestone in the first quarter was the launch of our stock brokerage business in India. This move will significantly strengthen our ability to serve Indian and international clients by providing market access, research and sales and execution. Credit Suisse holds a broker-dealer license on the Bombay Stock Exchange and the National Stock Exchange. The establishment of this new operation demonstrates our further commitment to the rapidly growing Asian market. Notable product innovations in the first quarter included the CS POINTS certificate, an investment product that was launched by Asset Management. This is the first insurance-linked product available to private investors in Switzerland and it is characterized by a limited correlation with other asset classes.

– We took measures to improve capital efficiency. As a major initiative to further strengthen our funding position, we announced our intention to issue debt and fund our subsidiaries from a single entity, the Bank, the principal operating subsidiary of the Group. The centralization of our treasury activities is discussed further on page 51.

On March 26, 2007, we joined the London Accord, a cooperative research initiative supported by leading investment banks and research houses, major institutional investors and key non-governmental organizations and academics. This move reflects our efforts to minimize our carbon footprint and the environmental impact of our activities. Our commitment to promoting a more sustainable economy is further underpinned by our decision to increase our research coverage of the alternative energy sector and to become a leading research provider in this area.

Capital and risk trends
Our consolidated BIS Tier 1 ratio was 13.2% as of the end of 1Q07, a decrease from 13.9% as of the end of 4Q06. This decrease was driven primarily by an increase in risk-weighted assets in line with the business growth.

In 1Q07, our overall position risk, measured on the basis of our Economic Risk Capital model, remained flat compared to 4Q06. Average Value-at-Risk (VaR) for the Group’s trading books increased 11% to CHF 78 million. A net increase in provisions for credit losses of CHF 53 million was recorded in 1Q07, with loan portfolios across the Group continuing to benefit from the benign credit environment.

Results detail
The following provides a comparison of our 1Q07 results versus 1Q06 (YoY) and versus 4Q06 (QoQ).
Net revenues
In managing the business, revenues are also evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

YoY: Up 11% from CHF 9,641 million to CHF 10,669 million
The increase reflects a strong performance in Investment Banking and Private Banking and a solid result in Asset Management following the realignment. Net revenues benefited from lower funding costs, which reflected an increase in the level of free funds following the disposal of Winterthur at the end of 4Q06.

In Investment Banking, we had record quarterly revenues in our debt underwriting and fixed income trading businesses, which benefited from our strong position in leveraged finance, emerging markets and high grade debt. The adverse impact from the dislocation of the US sub-prime mortgage market was contained, and the resulting lower revenues in our residential mortgage-backed securities and asset-backed securities businesses were more than offset by strong revenues in other areas of our fixed income business. We had record equity trading revenues, with higher revenues in proprietary trading and the cash business.

In Private Banking, net revenues increased mainly from improved net interest income as a result of lower funding costs and higher liability margins. In Wealth Management, revenues increased, driven by the higher level of assets under management, higher management fees for managed assets and lower funding costs, offset in part by a decline in transaction-based revenues. In Corporate & Retail Banking, net revenues increased primarily from higher net interest income, which benefited from very favorable liability margins and increased volumes and lower funding costs, offset in part by asset margin pressure.

In Asset Management, net revenues increased, driven by higher fees from the growth in balanced, fixed income and money market assets under management, lower funding costs and higher revenues from diversified strategies as a result of our real estate activities.

QoQ: Up 9% from CHF 9,816 million to CHF 10,669 million
The increase reflects a strong performance in Investment Banking and in Private Banking and very strong sales in Asset Management. Net revenues benefited from lower funding costs, which reflected an increase in the level of free funds following the disposal of Winterthur at the end of 4Q06.

In Investment Banking, net revenues increased driven by strong trading volumes in equity trading and corporate lending activities. Fixed income trading increased marginally despite the impact from the dislocation of the US sub-prime mortgage market. In addition, higher revenues from leveraged finance contributed to the record performance in debt underwriting during the quarter. This was partly offset by lower revenues from equity underwriting and advisory fees reflecting a decrease in industry-wide activity. Additionally, advisory fees were impacted by a decrease in revenues from the private fund group, which had a seasonally strong 4Q06.

In Private Banking, net revenues increased reflecting strong growth in recurring revenues, particularly net interest income in Wealth Management and commissions and fees in both Wealth Management and Corporate & Retail Banking. Transaction-based revenues in Wealth Management, mainly brokerage fees, were also higher driven by higher product issuing fees and client foreign exchange income.

In Asset Management, net revenues increased reflecting growth in balanced, fixed income and money market assets under management, as well as lower funding costs. In addition, an increase in private equity and other investment-related gains resulted from the successful sale of investments. This was partly offset by lower revenues in alternative investments, primarily due to a decline in private equity fees and commissions reflecting seasonally higher placement fees in 4Q06.

Provision for credit losses
YoY: From CHF (61) million to CHF 53 million
The increase is due primarily to additional reserves related to emerging markets loan portfolio growth. While the overall credit environment remained stable in the quarter, the benign credit environment is not expected to continue, which may result in a modest increase in new provision levels toward the end of 2007.

QoQ: From CHF (20) million to CHF 53 million
The increase is due primarily to additional reserves related to emerging markets loan portfolio growth.
Operating expenses
Compensation and benefits
YoY: Up 10% from CHF 4,473 million to CHF 4,906 million
The increase was due to higher performance-related compensation accruals, reflecting higher revenues and, to a lesser extent, higher salaries and related benefits.
QoQ: Up 21% from CHF 4,047 million to CHF 4,906 million
The increase was due to higher performance-related compensation accruals, reflecting higher revenues and the higher compensation accrual rate and, to a lesser extent, higher salaries and related benefits.

General and administrative expenses
YoY: Down 5% from CHF 1,613 million to CHF 1,525 million
The decrease was driven primarily by lower provisions and losses and releases of non-credit related provisions, including a CHF 37 million release in Corporate & Retail Banking. In addition, we recorded a decrease in fees for professional services and a decrease in other expenses.

QoQ: Down 15% from CHF 1,797 million to CHF 1,525 million
The decrease was driven primarily by lower provisions and losses and releases of non-credit related provisions, including a CHF 37 million release in Corporate & Retail Banking. In addition, we recorded a decrease in fees for professional services, occupancy expenses and other expenses. Expenses in 4Q06 included a credit from an insurance settlement and related costs of CHF 34 million and intangible asset impairments of CHF 13 million relating to Assets Management’s realignment.

Commission expenses
YoY: Up 12% from CHF 543 million to CHF 609 million
The increase is due primarily to increased trading volumes in line with higher client activity and, to a lesser extent, higher assets under management.
QoQ: Up 1% from CHF 605 million to CHF 609 million
Commission expenses were flat compared to 4Q06.
Tax
YoY: Up 15% from CHF 715 million to CHF 822 million
The effective tax rate in 1Q07 was stable at 23.0%. The increase in tax expense is due to the increase in income.
QoQ: Up 2% from CHF 805 million to CHF 822 million
The effective tax rate was 23.0% in 1Q07 compared to 23.8% in 4Q06. The increase in tax expense is due to the increase in income.
Personnel
We observed good overall momentum in the hiring and retention of key talent across all our divisions during the first quarter. In January 2007, we granted awards or “incentive share units” to 8,550 employees under our new Group-wide share-based compensation plan. This standardized plan applies to all employees throughout Credit Suisse with an annual bonus of at least CHF 125,000, regardless of their function and level of seniority or the division and location in which they work.

Providing attractive training opportunities is an important tool in the retention of key employees. The Credit Suisse Business School reflects our commitment to continuously develop our talent base by offering a variety of specialist and management training courses both within Credit Suisse and externally. In the first quarter, the Business School received a “best practice award” from the Corporate University XChange for Excellence and Innovation in Corporate Learning in recognition of its efforts to align its training and development offering to Credit Suisse’s strategic objectives.

The number of employees increased by approximately 400 full-time equivalents compared to the end of 4Q06, which resulted from hiring across the front and back office, primarily due to business growth in Investment Banking and Private Banking.

Number of employees by segment

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Number of employees by segment (full-time equivalents)

Investment Banking	19,000	18,700	17,900	2	6

Wealth Management	13,600	13,400	13,200	1	3

Corporate & Retail Banking	8,800	8,800	8,600	0	2

Private Banking	22,400	22,200	21,800	1	3

Asset Management	3,300	3,400	3,300	(3)	0

Corporate Center	600	600	600	0	0

Number of employees	45,300	44,900	43,600	1	4

Outsourcing of global telecommunications operations

In a move to further improve efficiency and drive innovation, we reached an agreement to outsource our entire telecommunications activities to British Telecom (BT) and Swisscom in February. Both telecom providers have a long-standing relationship with Credit Suisse. This enhanced partnership involves the management of all our global networking functions, including data, voice, contact center, internet and remote access solutions.

The agreement will allow us to simplify and standardize our global telecommunications infrastructure by reducing the number of telecom suppliers from more than 250 to just two providers. We thereby better leverage our purchasing power, reduce the complexity of our supply chain and limit operational risk. The collaboration will also facilitate our continued expansion into emerging markets by enabling us to leverage BT’s existing capabilities and presence in international locations.

This partnership will also give us access to the very latest telecommunication technologies and services from BT and Swisscom and enable us to enhance our capabilities to deploy new network-enabled products and services. We expect to build on our existing market-leading position in electronic trading and improve the way our clients execute transactions and communicate with us.

The agreement, which has a term of five years, will allow us to benefit from the finance sector’s most competitively priced telecommunications network. Aggregate cost savings are expected to exceed several hundred million Swiss francs by 2012, and there is scope for additional savings if the contract is extended to 2014. The agreement will result in the transfer of more than 200 network and telecommunications professionals from Credit Suisse to BT and Swisscom in May. Reflecting their commitment to innovation, all three partners will sponsor an innovation fund totaling several million Swiss francs to finance the development of new network-based technologies specifically designed to meet our needs.

The provision of a seamless global voice and data communication network will also allow us to offer our employees even greater flexibility – including the improved ability to work from home or while traveling. This has the potential to reduce our real estate footprint and our consumption of energy and other resources, as well as improving the work/life balance of our staff. We have worked closely with supervisory authorities worldwide, including the Swiss Federal Banking Commission, to ensure that this contract meets all relevant regulatory requirements, including rules concerning Swiss banking confidentiality.

Key Performance Indicators
To benchmark our achievements, we have defined a set of integrated bank performance indicators for which we defined targets to be achieved over a three to five year period throughout the market cycles. With the results delivered in 1Q07 and against the backdrop of the healthy economic environment, we are optimistic in achieving our targets.

Growth
For earnings per share, we target a double-digit annual percentage growth. Diluted earnings per share from continuing operations in 1Q07 was CHF 2.42.
For net new assets, we target a growth rate above 6%. In 1Q07, we achieved a net new asset growth rate of 11.6% and a rolling four quarter average growth rate of 8.0%.
Efficiency
We target efficiency improvements within a top quartile performance compared to the industry. Our Core Results cost/income ratio for 1Q07 was 66.0%.
Performance
For return on equity, we target an annual rate of return of above 20%. In 1Q07, we achieved 25.2%.
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. For 1Q07, total shareholder return was 9%.
Capital strength
For the BIS Tier 1 capital ratio, we target a minimum level of 10%. The BIS Tier 1 capital ratio as of the end of 1Q07 was 13.2%.

				in / end of

	1Q07	2006	2005	2004

Growth (%)

YoY diluted earnings per share growth from continuing operations	21.6	84.4	(7.8)	53.8

Net new asset growth (annualized)	11.6	7.2	5.4	2.7

Net new asset growth (rolling four quarter average)	8.0	7.2	5.4	2.7

Efficiency (%)

Core Results cost/income ratio	66.0	69.6	81.6	75.4

Return (%)

Return on equity (annualized)	25.2	27.5	15.4	15.9

Total shareholder return (annualized)	9.4	30.5	44.2	6.8

Capital strength (%)

Tier 1 ratio	13.2	13.9	11.3	12.3

Core Results
Investment Banking
Investment Banking comprises the performance of our trading, underwriting and advisory franchise for which we aspire to a mid-term pre-tax income margin of above 30%.
Private Banking
Private Banking encompasses the results of our Wealth Management and Corporate & Retail Banking businesses.
Wealth Management

Wealth Management generates recurring revenues from assets under management and loans, and transaction-based revenues from client trading and other service offerings. Across the cycle, we target a pre-tax income margin of above 40% and net new asset growth of 6%.

Corporate & Retail Banking

Corporate & Retail Banking derives net interest income from commercial and consumer loans, as well as non-interest revenues from various service offerings. Our ambition is to generate a pre-tax income margin of above 40% across the cycle.

Asset Management

Asset Management records management and performance fees from the entire range of asset classes, managing both traditional and alternative investments. We strive for a mid-term pre-tax income margin of above 35%.

Investment Banking
During 1Q07, we continued to deliver strong results amid high market volatility in certain areas and a more challenging fixed income trading environment. We delivered record revenues with modest additional risks. Net income from continuing operations before taxes was CHF 1,990 million.

Results

				in / end of		% change

	1Q07	4Q06		1Q06	QoQ	YoY

Statements of income (CHF million)

Net revenues	6,582	6,085		5,757	8	14

Provision for credit losses	61	20		(55)	205	–

Compensation and benefits	3,390	2,566		3,080	32	10

General and administrative expenses	827	847	[1]	895	(2)	(8)

Commission expenses	314	310		273	1	15

Total other operating expenses	1,141	1,157		1,168	(1)	(2)

Total operating expenses	4,531	3,723		4,248	22	7

Income from continuing operations before taxes	1,990	2,342		1,564	(15)	27

Statement of income metrics (%)

Compensation/revenue ratio	51.5	42.2		53.5	–	–

Non-compensation/revenue ratio	17.3	19.0		20.3	–	–

Cost/income ratio	68.8	61.2		73.8	–	–

Pre-tax income margin	30.2	38.5		27.2	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	17,265	16,853		15,293	2	13

Pre-tax return on average utilized economic capital (%)[2]	47.4	58.2		43.6	–	–

Balance sheet statistics (CHF million)

Total assets	1,146,956	1,046,557		1,035,601	10	11

Net loans	46,405	44,285		39,654	5	17

Goodwill	7,830	7,809		8,211	0	(5)

Number of employees (full-time equivalents)

Number of employees	19,000	18,700		17,900	2	6

1 Includes CHF 34 million of credits from insurance settlements for litigation and related costs. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Net revenue detail (CHF million)

Debt underwriting	725	686	456	6	59

Equity underwriting	311	484	249	(36)	25

Total underwriting	1,036	1,170	705	(11)	47

Advisory and other fees	511	785	333	(35)	53

Total underwriting and advisory	1,547	1,955	1,038	(21)	49

Fixed income trading	2,772	2,755	2,767	1	0

Equity trading	2,171	1,596	2,077	36	5

Total trading	4,943	4,351	4,844	14	2

Other (including loan portfolio)	92	(221)	(125)	–	–

Net revenues	6,582	6,085	5,757	8	14

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	53	48	60	10	(12)

Foreign exchange	17	19	16	(11)	6

Commodity	12	12	11	0	9

Equity	64	57	53	12	21

Diversification benefit	(69)	(65)	(68)	6	1

Average one-day, 99% Value-at-Risk	77	71	72	8	7

Operating environment
In credit markets, activity levels remained strong in both the leveraged finance and emerging markets businesses. Rate products performed well, partly driven by strength in derivatives. In structured products, the dislocation of the US sub-prime mortgage market led to lower market volumes. However, we did not see a contagion effect in the commercial mortgage market, which maintained high levels of liquidity and deal flow. In general, commodities traded at higher volatility levels with positive returns on market indices in the quarter. In equity markets, underwriting activity slowed from the record pace in the latter part of 2006, while trading volumes remained strong. Favorable conditions in mergers and acquisitions continued, with sustained high levels of activity, particularly in the financial sponsor and energy sectors.

Results summary
In 1Q07, income from continuing operations before taxes was CHF 1,990 million, up CHF 426 million, or 27%, compared to 1Q06. Net revenues were a record CHF 6,582 million, up CHF 825 million, or 14%, with increases in all major business areas. Total operating expenses were CHF 4,531 million, up CHF 283 million, or 7%, primarily from higher performance-related compensation expenses reflecting higher revenues. The weakening of the average rate of the US dollar against the Swiss franc by 5% from 1Q06 adversely affected the revenue comparison and favorably impacted the expense comparison.

Compared to the strong 4Q06, income from continuing operations before taxes declined CHF 352 million, or 15%. Net revenues were up CHF 497 million, or 8%, driven by debt underwriting, equity trading and corporate lending activities (included in other revenues), partly offset by lower revenues from equity underwriting and advisory and other fees. Total operating expenses were up CHF 808 million, or 22%, due primarily to higher compensation expenses reflecting both higher revenues and a higher compensation accrual rate in 1Q07 compared to 4Q06.

Overall, we had a good start to the year, achieving record quarterly revenues in our debt underwriting, equity and fixed income trading businesses. Additionally, we benefited from our strong position in credit businesses, including leveraged finance, emerging markets and high grade debt markets. Higher equity trading results were driven by our equity proprietary and cash businesses. The adverse impact from the dislocation of the US sub-prime mortgage market was contained, and the resulting lower revenues in our residential mortgage-backed securities and asset–backed securities businesses were more than offset by strong revenues in other areas in our fixed income business.

We continue to make progress on our cost management initiatives, as general and administrative expenses declined despite increased revenues. Our focus on fixed costs has enabled us to achieve a lower run-rate in the first quarter compared to the fourth quarter of 2006. This reduction in our fixed cost run-rate has been achieved despite growth in volumes and higher activity.

Performance indicators
Pre-tax income margin (KPI)
Our mid-term goal for Investment Banking is a pre-tax income margin of 30% or greater. The 1Q07 pre-tax income margin was 30.2% compared to 27.2% in 1Q06 and 38.5% in 4Q06.

Compensation/revenue ratio
The 1Q07 compensation/revenue ratio was 51.5% compared with 53.5% in 1Q06 and 42.2% in 4Q06.
Value-at-risk
The 1Q07 average daily value-at-risk was CHF 77 million compared to CHF 72 million in 1Q06 and CHF 71 million in 4Q06. Value-at-risk for Credit Suisse is discussed in more detail in “Risk Management”.
Pre-tax return on average utilized economic capital
The 1Q07 pre-tax return on average utilized economic capital was 47.4% compared to 43.6% in 1Q06 and 58.2% in 4Q06.
Significant transactions and achievements
We executed a number of significant transactions in the first quarter reflecting the breadth and diversity of our investment banking franchise:
Debt capital markets. We arranged key financings for a diverse set of clients, including Calpine Corporation (US power company), Univision Communications (Spanish-language television channel) and Riverdeep Holdings Ltd (Irish technology company).

Equity capital markets. We led the initial public offerings for Indochina Capital Vietnam Holdings Ltd. (investment fund in Vietnam) and National CineMedia (digital in-theatre network in North America) and arranged the convertible notes offering for Cypress Semiconductor (US technology company).

Mergers & acquisitions. We advised on a number of key transactions that were announced in the quarter, including TXU on its sale to KKR and Texas Pacific Group, which is both the largest US utilities acquisition and the largest leveraged buyout to-date. Other notable transactions included Community Health Systems’ acquisition of Triad Hospitals, State Street Corporation’s acquisition of Investor Financial Services Corporation and Swisscom’s acquisition of Fastweb.

We also received several leading industry awards in the first quarter and improved our industry ranking, including:
– Awards in five out of eight possible industry or product categories in Investment Dealer’s Digest 2006 Deal of the Year Awards
– “Best Investment Bank” and “Best Equity House” in 2006 by Latin Finance magazine
– Our European Equity Research team improved their rank to #2 (from #4) in Institutional Investor magazine’s European Equity Research survey (on the basis of commission weighted votes) and our European Equity sector research was ranked #1 by the High Touch client segment

– We improved our rank to #3 in 2006 (from #4 in 2005) among prime brokers of new European hedge fund mandates (based on new mandates won) according to EuroHedge magazine and won 50 new fund mandates in 2006, up 61% over 2005.

League table positions

in / end of

	1Q07	4Q06	1Q06	2006	2005

League table market share (%) / rank [1]

Global fee pool[2]	6 / 6	7 / 4	5 / 7	6 / 4	5 / 7

High-yield[3]	12 / 3	11 / 1	11 / 3	12 / 3	11 / 3

Investment grade[3]	3 / 12	3 / 13	4 / 11	3 / 13	4 / 10

Asset-backed[3]	5 / 9	5 / 10	9 / 4	5 / 8	- / -

Mortgage-backed[3]	5 / 10	6 / 7	7 / 4	7 / 5	- / -

Total debt underwriting[3]	4 / 9	4 / 10	5 / 7	5 / 8	5 / 6

IPO[2]	7 / 7	5 / 4	7 / 3	7 / 4	10 / 1

Follow-on2	7 / 3	5 / 8	4 / 8	6 / 7	3 / 10

Convertible[2]	8 / 5	5 / 8	7 / 7	4 / 11	4 / 10

Total equity underwriting[2]	7 / 5	5 / 7	5 / 7	6 / 7	5 / 8

Announced mergers and acquisitions[3]	19 / 7	20 / 4	15 / 11	19 / 6	11 / 10

Completed mergers and acquisitions[3]	23 / 5	17 / 7	7 / 14	15 / 8	14 / 8

1 Volume-based, except Global fee pool 2 Dealogic 3 Thomson Financial

Results detail
The following provides a comparison of our 1Q07 results versus 1Q06 (YoY) and versus 4Q06 (QoQ).
Net revenues
Debt underwriting
YoY:Up 59% from CHF 456 million to CHF 725 million
The increase is due primarily to higher revenues in leveraged finance, reflecting the strength of our syndicated lending business, with improved market share on higher industry volumes and our strong client relationships with financial sponsors. We also had higher revenues in our emerging markets business, partly offset by lower revenues in asset-backed securities resulting from the dislocation of the US sub-prime mortgage market.

QoQ: Up 6% from CHF 686 million to CHF 725 million
The increase reflects higher revenues in leveraged finance, partly offset by lower revenues in asset-backed securities.
Equity underwriting
YoY: Up 25% from CHF 249 million to CHF 311 million
The increase is due primarily to a higher level of industry-wide equity issuance, driven by increases in the initial public offerings and convertibles markets. We increased our market share in the equity follow-on and convertibles markets, but our market share in initial public offerings declined due to lack of participation in a number of larger transactions.

QoQ: Down 36% from CHF 484 million to CHF 311 million
The decline is due to lower industry-wide equity issuance and a lower market share in initial public offerings due to lack of participation in a number of larger transactions. The decline was partly offset by higher revenues from convertibles due to a higher market share, despite lower industry-wide volumes.

Advisory and other fees
YoY: Up 53% from CHF 333 million to CHF 511 million
The improvement is due to increased mergers and acquisitions activity and higher market share in both announced and completed transactions.
QoQ: Down 35% from CHF 785 million to CHF 511 million
The decrease is driven primarily by lower revenues from the private fund group which had a seasonally strong 4Q06. The private fund group raises capital for hedge funds, private equity and real estate funds. Additionally, we recorded lower advisory revenues resulting from a decrease in industry-wide activity and a number of high-fee transactions in 4Q06.

Fixed income trading
YoY: Up from CHF 2,767 million to CHF 2,772 million
The increase is driven primarily by higher revenues in the commercial mortgage-backed securities, US and Europe high grade debt and leveraged finance businesses. The leveraged finance business benefited from our strength in the syndicated lending market. The commodities business continued to grow and the emerging market business continued to perform well in 1Q07. These results were partially offset by lower revenues in the residential mortgage-backed securities and asset-backed securities businesses resulting from the dislocation in the US sub-prime mortgage market. Additionally, we also recorded lower revenues in fixed income proprietary trading.

QoQ: Up 1% from CHF 2,755 million to CHF 2,772 million
The increase is driven primarily by higher revenues in the leveraged finance, emerging markets and high grade debt businesses. These results were partly offset by lower revenues in the residential mortgage-backed securities and asset-backed securities businesses resulting from the dislocation in the US sub-prime mortgage market. We recorded lower revenues in the commercial mortgage-backed securities business, which had a strong 4Q06, and in the life insurance finance business.

Equity trading
YoY: Up 5% from CHF 2,077 million to CHF 2,171 million
The increase included higher revenues in equity proprietary trading, which generated good results across most strategies and regions. The cash business also recorded higher revenues, due to growth led by the strong performance of Advanced Execution Services, our algorithmic trading service which is part of our electronic trading platform, as well as increased deal activity and good client flows. Prime services revenues increased as its global platform benefited from growth in client balances and a strong level of new client mandates in 2006. These results were partly offset by lower revenues in derivatives and convertibles which had solid results, but were down compared to the strong 1Q06.

QoQ: Up 36% from CHF 1,596 million to CHF 2,171 million
The increase is driven primarily by higher revenues from the equity proprietary trading and cash businesses.
Other revenues (including loan portfolio)
YoY: Up from CHF (125) million to CHF 92 million
The increase is due primarily to gains on credit default swaps used as an economic hedge of the investment banking loan portfolio compared to losses on such credit default swaps in 1Q06, higher gains from private equity-related investments not managed as part of Asset Management and lower funding costs.

QoQ: Up from CHF (221) million to CHF 92 million
The increase is due primarily to gains on credit default swaps used as an economic hedge of the investment banking loan portfolio compared to losses on such credit default swaps in 4Q06, higher gains from private equity-related investments not managed as part of Asset Management and lower funding costs.

Provision for credit losses
YoY: Up from CHF (55) million to CHF 61 million
The increase is due primarily to additional reserves related to emerging markets loan portfolio growth. While the overall credit environment remained stable in the quarter, the benign credit environment is not expected to continue, which may result in a modest increase in new provision levels towards the end of 2007.

QoQ: Up from CHF 20 million to CHF 61 million
The increase is due primarily to additional reserves related to emerging markets loan portfolio growth.
Operating expenses
Compensation and benefits
YoY: Up 10% from CHF 3,080 million to CHF 3,390 million
The increase is due primarily to higher performance-related compensation expenses reflecting higher revenues. The compensation/revenue ratio of 51.5% in 1Q07 was lower than 53.5% in 1Q06. For 2007, compensation and benefits expense is targeted at 51.5%, with discretionary bonus representing a considerable portion of the total amount. Compensation and benefits for a given year are determined by the strength and breadth of business results, staffing levels and the impact of share-based compensation programs.

QoQ: Up 32% from CHF 2,566 million to CHF 3,390 million
The increase is due primarily to higher performance-related compensation expenses reflecting higher revenues and a higher compensation accrual rate.
General and administrative expenses
YoY: Down 8% from CHF 895 million to CHF 827 million
The decrease is driven primarily by lower expense provisions for legal fees. Most other general and administrative expenses also declined, reflecting our focus on cost management.
QoQ: Down 2% from CHF 847 million to CHF 827 million
The decrease is driven primarily by lower expense provisions for legal fees. The results in 4Q06 included a credit from insurance settlement and related costs of CHF 34 million. Most general and administrative expenses declined, offset in part by an increase in travel and entertainment expenses reflecting increased business activity.

Commission expenses
YoY: Up 15% from CHF 273 million to CHF 314 million
The increase is driven by higher trading volumes in equity and fixed income.
QoQ: Up 1% from CHF 310 million to CHF 314 million
Commission expenses increased slightly compared to 4Q06, reflecting higher business volumes.
Personnel
The increase is driven primarily by broad-based front office recruitment in fixed income, equity and investment banking.
Private Banking
We experienced a favorable operating environment during the quarter, with record assets under management of CHF 973.7 billion, including net new assets of CHF 18.4 billion. Income from continuing operations before taxes was also a record CHF 1,439 million.

During 1Q07, we achieved good growth, while further improving our operating structures with the launches of Clariden Leu and BANK-now. Income from continuing operations before taxes was CHF 1,439 million, up CHF 131 million, or 10%, compared to the previous record in 1Q06. Net revenues were CHF 3,366 million, up CHF 256 million, or 8%, mainly from improved net interest income as a result of lower funding costs and higher liability margins. We also achieved record non-interest-related income driven by higher asset-based revenues, mainly fees from managed assets. Total operating expenses were CHF 1,934 million, up CHF 124 million, or 7%, with increased compensation and benefits from the international expansion in strategic growth markets in Wealth Management partially offset by releases of non-credit-related provisions in Corporate & Retail Banking. Net new assets were CHF 18.4 billion, up CHF 3.6 billion, or 24%, with strong contributions from all strategic markets, especially Asia, the US and Europe. Assets under management were CHF 973.7 billion, up CHF 91.0 billion, or 10%, reflecting both strong net new asset flows and favorable market movements.

Compared to 4Q06, income from continuing operations before taxes was up CHF 296 million, or 26%. Net revenues were up CHF 393 million, or 13%. We achieved strong revenue growth, particularly net interest income in Wealth Management and commissions and fees in both Wealth Management and Corporate & Retail Banking. Transaction-based revenues in Wealth Management, mainly brokerage fees, were also higher. Total operating expenses were up CHF 63 million, or 3%. Higher performance-related compensation and benefits and costs from the international expansion in Wealth Management were offset in part by a reduction in total other operating expenses in Corporate & Retail Banking.

Results

			in / end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Statements of income (CHF million)

Net revenues	3,366	2,973	3,110	13	8

Provision for credit losses	(7)	(41)	(8)	(83)	(13)

Compensation and benefits	1,152	1,037	1,071	11	8

General and administrative expenses	569	636	551	(11)	3

Commission expenses	213	198	188	8	13

Total other operating expenses	782	834	739	(6)	6

Total operating expenses	1,934	1,871	1,810	3	7

Income from continuing operations before taxes	1,439	1,143	1,308	26	10

Statement of income metrics (%)

Compensation/revenue ratio	34.2	34.9	34.4	–	–

Non-compensation/revenue ratio	23.2	28.1	23.8	–	–

Cost/income ratio	57.5	62.9	58.2	–	–

Pre-tax income margin	42.8	38.4	42.1	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,961	4,304	4,777	(8)	(17)

Pre-tax return on average utilized economic capital (%)[1]	146.3	108.2	111.1	–	–

Net revenue detail (CHF million)

Net interest income	1,174	1,070	966	10	22

Total non-interest income	2,192	1,903	2,144	15	2

Net revenues	3,366	2,973	3,110	13	8

Balance sheet statistics (CHF million)

Total assets	342,254	340,741	313,463	0	9

Net loans	166,273	163,670	162,485	2	2

Goodwill	791	791	793	0	(0)

Number of employees (full-time equivalents)

Number of employees	22,400	22,200	21,800	1	3

1 Calculated using a return excluding interest costs for allocated goodwill.

Wealth Management
Sound economic fundamentals positively influenced our results in 1Q07. We continued to invest in international markets with above average growth prospects. Net new assets were strong at CHF 15.2 billion. Income from continuing operations before taxes was CHF 988 million.

Results

			in / end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Statements of income (CHF million)

Net revenues	2,379	2,077	2,227	15	7

Provision for credit losses	3	(17)	0	–	–

Compensation and benefits	799	714	735	12	9

General and administrative expenses	405	403	370	0	9

Commission expenses	184	166	159	11	16

Total other operating expenses	589	569	529	4	11

Total operating expenses	1,388	1,283	1,264	8	10

Income from continuing operations before taxes	988	811	963	22	3

Statement of income metrics (%)

Compensation/revenue ratio	33.6	34.4	33.0	–	–

Non-compensation/revenue ratio	24.8	27.4	23.8	–	–

Cost/income ratio	58.3	61.8	56.8	–	–

Pre-tax income margin	41.5	39.0	43.2	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,519	1,621	1,919	(6)	(21)

Pre-tax return on average utilized economic capital (%)[1]	262.6	204.9	204.4	–	–

Balance sheet statistics (CHF million)

Total assets	235,972	229,731	201,987	3	17

Net loans	71,651	69,156	68,369	4	5

Goodwill	610	610	612	0	0

Number of employees (full-time equivalents)

Number of employees	13,600	13,400	13,200	1	3

Number of relationship managers

Number of relationship managers	2,880	2,820	2,720	2	6

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Net revenue detail (CHF million)

Net interest income	584	488	458	20	28

Total non-interest income	1,795	1,589	1,769	13	1

Net revenues	2,379	2,077	2,227	15	7

Net revenue detail (CHF million)

Recurring	1,517	1,339	1,306	13	16

Transaction-based	862	738	921	17	(6)

Net revenues	2,379	2,077	2,227	15	7

Gross and net margin on assets under management (bp)

Recurring	75	70	73	–	–

Transaction-based	43	39	52	–	–

Gross margin	118	109	125	–	–

Net margin (pre-tax)	49	42	54	–	–

Operating environment
With a healthy economic background, we observed good market sentiment, continuing growth prospects and strong wealth accumulation in our strategic markets. We experienced good client activity but below the high levels of 1Q06 due to the temporary declines in the equity market. There was continued liquidity and strong demand for structured products. Our issuance activities significantly improved against 4Q06 but were down compared to the strong 1Q06. Against the backdrop of more volatile markets, we made progress to grow our business with a higher contribution from recurring revenues. Assets under management reached a record level, driven by strong net new asset growth and favorable market movements.

Results summary
In 1Q07, income from continuing operations before taxes was CHF 988 million, up CHF 25 million, or 3%, compared to the record in 1Q06. Net revenues were CHF 2,379 million, up CHF 152 million, or 7%, driven by improved recurring revenues, primarily due to lower funding costs and an increased asset base with higher management fees from managed assets. Transaction-based revenues decreased due to lower product issuing fees, which did not reach the high levels of 1Q06, partly offset by higher brokerage fees. Total operating expenses were CHF 1,388 million, up CHF 124 million, or 10%. The international expansion in strategic growth markets remained the main driver of compensation and benefits. Additional premises, front and back office information technology as well as sales and marketing costs reflected the continued expansion of the integrated banking organization. Net new assets were strong at CHF 15.2 billion, up 4.8%, with contributions from all strategic markets, especially in Asia, the US and Europe.

Compared to 4Q06, income from continuing operations before taxes was up CHF 177 million, or 22%. Net revenues were up CHF 302 million, or 15%, driven by both increased recurring and transaction-based revenues. Higher net interest income and asset-based commissions led to higher recurring revenues. The increase in transaction-based revenues was driven by higher brokerage and product issuing fees and client foreign exchange income. Total operating expenses were up CHF 105 million, or 8%, due to higher performance-related compensation reflecting the improved result.

Overall, we had an excellent start to 2007, building on the momentum established in 2006. The number of relationship managers increased by approximately 60 during 1Q07, with a good pipeline of relationship managers scheduled to join us later this year. We continued investing in the growth of our business, while focusing on our operating efficiency.

Assets under management

			in / end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Assets under management (CHF billion)

Assets under management	814.8	784.2	733.7	3.9	11.1

of which discretionary assets	180.1	177.6	167.5	1.4	7.5

of which advisory assets	634.7	606.6	566.2	4.6	12.1

Growth in assets under management (CHF billion)

Net new assets	15.2	8.6	14.5	76.7	4.8

Market movements and investment performance	13.3	28.0	20.1	(52.5)	(33.8)

Currency	2.2	(5.2)	7.0	–	(68.6)

Other	(0.1)	(0.4)	(1.2)	(75.0)	(91.7)

Total other effects	15.4	22.4	25.9	(31.3)	(40.5)

Growth in assets under management	30.6	31.0	40.4	(1.3)	(24.3)

Growth in assets under management (%)

Net new assets	7.8	4.6	8.4	–	–

Total other effects	7.8	11.9	14.9	–	–

Growth in assets under management	15.6	16.5	23.3	–	–

Growth in assets under management (rolling four quarter average) (%)

Net new assets	7.0	7.3	7.8	–	–

Total other effects	4.1	5.8	15.3	–	–

Growth in assets under management (rolling four quarter average)	11.1	13.1	23.1	–	–

Performance indicators
Pre-tax income margin (KPI)
Our mid-term target for Wealth Management is a pre-tax income margin above 40.0%. In 1Q07, we reached 41.5%. The pre-tax income margin was 43.2% in 1Q06 and 39.0% in 4Q06.

Net new asset growth rate (KPI)
Our mid-term target for Wealth Management is a growth rate over 6.0%. We achieved an annualized quarterly growth rate of 7.8%. The rolling four quarter average growth rate was 7.0%.

Gross margin
Our gross margin was 118 basis points, down 7 basis points from the record in 1Q06, due to a reduction in transaction-based revenues mainly from lower product issuing fees. The gross margin improved by 9 basis points compared to 4Q06, with higher recurring revenues from lower funding costs and higher management fees as well as higher transaction-based revenues from brokerage and product issuing fees and client foreign exchange income.

Initiatives and achievements
We were selected the “Best Private Bank” in Switzerland, Gibraltar and Monaco by the Euromoney Global Private Banking Survey 2007. This recognition covers client categories, such as super affluent, high-net-worth individuals, entrepreneurs and offshore services.

During 1Q07 we continued the international roll out of our global advisory process. For further information see page 34.
As one outcome of our client centricity initiative, we established dedicated entrepreneur desks, which became fully operational at the beginning of 1Q07 to serve the needs of this growing client segment across the integrated banking organization. We also continued to implement our cross-divisional, key account management structure for Switzerland, which allows us to provide our key clients with targeted solutions leveraging our resources around the globe.

At the beginning of the year, Clariden Leu became fully operational as a single, independent private bank, with a brand and media campaign raising its profile. During the quarter, we continued with the middle and back office integration. Clariden Leu acquired a small, private banking business in Hong Kong and planned the launch of a new office in Dubai, which is opening later in the year.

Results detail
The following provides a comparison of our 1Q07 results versus 1Q06 (YoY) and versus 4Q06 (QoQ).
Net revenues
Recurring
Recurring revenues arise from net interest income, commissions and fees related to assets under management and assets under custody and fees for general banking products and services.
YoY: Up 16% from CHF 1,306 million to CHF 1,517 million
The increase is due to higher net interest income, mainly attributable to lower funding costs and higher liability margins and volumes, higher commissions and fees from the strong growth in assets under management and higher management fees.

QoQ: Up 13% from CHF 1,339 million to CHF 1,517 million
The increase is due to higher net interest income from lower funding costs, as well as higher commissions and fees related to growth in assets under management and higher management fees.

Transaction-based
Transaction-based revenues arise primarily from brokerage fees, product issuing fees, client foreign exchange income and other transaction-based income.
YoY: Down 6% from CHF 921 million to CHF 862 million
The decrease mainly reflected lower revenues from product issuing fees and realized gains in 1Q06 from an equity participation, offset in part by higher brokerage fees.
QoQ: Up 17% from CHF 738 million to CHF 862 million
The increase is due to higher brokerage and product issuing fees, related to the increased client activity, and higher client foreign exchange transactions.
Provision for credit losses
YoY: From CHF nil to CHF 3 million
In the current favorable credit environment, provisions remained low.
QoQ: From CHF (17) million to CHF 3 million
The increase was largely due to the release of a single provision in 4Q06.
Operating expenses
Compensation and benefits
YoY: Up 9% from CHF 735 million to CHF 799 million
The higher costs reflected the growth in headcount from the international expansion in strategic growth markets and an increase in salaries and related benefits, partly offset by lower performance-related compensation accruals, due to the introduction of the Group-wide share-based compensation plan.

QoQ: Up 12% from CHF 714 million to CHF 799 million
The higher costs reflected the growth in headcount as we continue to invest in international markets, as well as an increase in salaries and related benefits. They also reflect higher performance-related compensation accruals reflecting the improved results.

General and administrative expenses
YoY: Up 9% from CHF 370 million to CHF 405 million
Additional premises, front and back office information technology and sales and marketing costs reflected the continued expansion of the integrated banking organization.
QoQ: From CHF 403 million to CHF 405 million
Costs remained relatively flat, with the increase from infrastructure costs due to the continued international expansion offset, in part, by seasonally lower sales and marketing costs.
Commission expenses
YoY: Up 16% from CHF 159 million to CHF 184 million
The increase was related to changes in client activity and the product mix in brokerage and product issuing.
QoQ: Up 11% from CHF 166 million to CHF 184 million
The increase was related to higher client activity.
Personnel
Within the last 12 months, we increased the number of relationship managers by approximately 160, an expansion of 6%. We saw good hiring momentum in all our targeted growth markets and we have a good pipeline of new hires as we move into the second quarter.

Rolling out a global client advisory process

The Credit Suisse Advisory Process is a structured five-stage approach that enables us to create a customized financial solution for each individual client. Three of the five steps are designed to gain targeted information about the client and to better understand his or her specific needs:

– First step: Analysis of the client’s needs and expectations
– Second step: Development of a financial concept
– Third step: Definition of the investor profile
– Fourth step: Development of the client’s investment strategy
– Fifth step: Implementation of the strategy and active monitoring of the client’s portfolio.

Based on surveys conducted in Switzerland, we have learned that the provision of expert advice and client care is by far the most important criterion determining client satisfaction (assigned 48 of a total of 100 points by clients). This is followed by the quality of products and services (20 points), value for money (17 points) and image and reputation (15 points).

Since 2005, we have been implementing the standardized process to advise our clients in a holistic manner. The Credit Suisse Advisory Process is already implemented in most of our markets and, during 1Q07, we continued the global roll out in Italy, the UK, Monaco, Australia and the Bahamas. As a result, our relationship managers in these countries will now apply an even more thorough structured advisory approach. Clients are increasingly seeking comprehensive asset and liability management and tailored solutions on a global delivery platform. The Credit Suisse Advisory Process is our response to this growing demand, which opens up enormous potential for our integrated banking organization.

The global roll out of our Advisory Process will be completed by 2008 and our experience shows a significant impact on client satisfaction and improved profitability. Surveys in Switzerland reveal that clients are more satisfied with the services provided by their relationship manager when this process is applied. This is primarily attributable to the fact that clients understand the proposed financial solution better if it is defined using a step-by-step process. In addition, our relationship managers use state-of-the-art tools, which enable them to continuously monitor client portfolios and to provide continuous, specially tailored advice. The subsequent increase in client satisfaction also leads to higher volumes of trading, increased net new assets and more frequent referrals.

The Advisory Process is one of Credit Suisse’s core processes and is constantly being refined and improved. Going forward, we aim to further leverage the process in order to gain an even greater understanding of our clients’ needs and to drive innovation by developing new client-focused value propositions. In addition, we continuously expand the process to include more products and services that are tailored to specific client segments. The linking of this process to our online advisory capabilities will also provide us with new opportunities to further enhance client satisfaction.

Corporate & Retail Banking
We benefited from the acceleration of economic growth and the continued favorable credit environment in Switzerland during 1Q07. We launched BANK-now and increased capital efficiency with the securitization of a significant loan portfolio. Income from continuing operations before taxes was CHF 451 million.

Results

				in / end of		% change

	1Q07		4Q06	1Q06	QoQ	YoY

Statements of income (CHF million)

Net revenues	987		896	883	10	12

Provision for credit losses	(10)		(24)	(8)	(58)	25

Compensation and benefits	353		323	336	9	5

General and administrative expenses	164	[1]	233	181	(30)	(9)

Commission expenses	29		32	29	(9)	0

Total other operating expenses	193		265	210	(27)	(8)

Total operating expenses	546		588	546	(7)	0

Income from continuing operations before taxes	451		332	345	36	31

Statement of income metrics (%)

Compensation/revenue ratio	35.8		36.0	38.1	–	–

Non-compensation/revenue ratio	19.6		29.6	23.8	–	–

Cost/income ratio	55.3		65.6	61.8	–	–

Pre-tax income margin	45.7		37.1	39.1	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,442		2,683	2,858	(9)	(15)

Pre-tax return on average utilized economic capital (%)[2]	74.0		49.7	48.4	–	–

Balance sheet statistics (CHF million)

Total assets	106,282		111,010	111,476	(4)	(5)

Net loans	94,622		94,514	94,116	0	1

Goodwill	181		181	181	0	0

Number of employees (full-time equivalents)

Number of employees	8,800		8,800	8,600	0	2

1 Includes releases of non-credit related provisions of CHF 37 million. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Net revenue detail (CHF million)

Net interest income	590	582	508	1	16

Total non-interest income	397	314	375	26	6

Net revenues	987	896	883	10	12

Number of branches

Number of branches	216	215	215	0	0

Operating environment
During 1Q07, the Swiss economy gained momentum, as the mood of consumers was supported by the rise in employment. The Swiss National Bank continued its course of gradual key rate rises. We have seen a continued favorable credit environment reflected in the low levels of new provisions. We observed further pressure on spreads and risk premiums, but maintained our disciplined approach on credit risk taking, with rejection rates increasing towards the end of the quarter.

Results summary
In 1Q07, income from continuing operations before taxes was CHF 451 million, up CHF 106 million, or 31%, compared to 1Q06. Net revenues were CHF 987 million, up CHF 104 million, or 12%. Net interest income benefited from very favorable liability margins and increased volumes, offset in part by asset margin pressure. Net interest income also reflected lower funding costs. Total operating expenses remained unchanged at CHF 546 million. Net new assets were CHF 3.2 billion, up CHF 2.9 billion, due to healthy inflows from retail clients and small and mid-sized pension funds.

Compared to 4Q06, income from continuing operations before taxes was up CHF 119 million, or 36%. Net revenues were up CHF 91 million, or 10%, with strong growth in asset-based commissions and fees. Total operating expenses were down CHF 42 million, or 7%, reflecting the release of non-credit related provisions of CHF 37 million from the resolution of two separate client matters, offsetting an increase in performance-related compensation.

Our performance in 1Q07 was strong, reflecting a favorable set of economic parameters, resulting in improved liability margins and lower levels of provisions for credit losses.
Performance indicators
Pre-tax income margin (KPI)
Our mid-term goal for Corporate & Retail Banking is a pre-tax income margin of above 40.0%. In 1Q07, we reached 45.7%, compared to 39.1% in 1Q06 and 37.1% in 4Q06.

Cost/income ratio
The cost/income ratio for 1Q07 was 55.3%, compared to 61.8% in 1Q06 and 65.6% in 4Q06.
Pre-tax return on average utilized economic capital
The pre-tax return on average utilized economic capital for 1Q07 was 74.0%, compared to 48.4% in 1Q06 and 49.7% in 4Q06.
Initiatives and achievements
During the quarter, we successfully completed Clock Finance No. 1, a synthetic collateralized loan obligation transaction, which transfers part of the credit risk on a CHF 4.8 billion loan portfolio of small and medium-sized Swiss companies to the capital markets. The transaction is part of our active credit portfolio management program. From a risk management perspective, Clock Finance No. 1 is an effective economic hedge.

In a move to further improve our operational structure in Switzerland and provide a more targeted response to clients’ growing demand for consumer finance, we consolidated our private credit and car leasing businesses to form BANK-now at the beginning of 1Q07, supported by a branding campaign.

We further implemented our branch excellence plan with the redesign of over a dozen branches. Over the next couple of months, we will redesign a significant number of additional branches.
Results detail
The following provides a comparison of our 1Q07 results versus 1Q06 (YoY) and versus 4Q06 (QoQ).
Net revenues
Net interest income
YoY: Up 16% from CHF 508 million to CHF 590 million
The increase was due to a very favorable liability margin on an increased deposit base and lower funding costs. This was partly offset by a lower asset margin from continuing market pressure.
QoQ: Up 1% from CHF 582 million to CHF 590 million
The higher interest margin on liabilities was mainly offset by a lower interest margin on assets, due to ongoing margin pressure.
Total non-interest income
YoY: Up 6% from CHF 375 million to CHF 397 million
The increase included higher revenues from asset-based commissions and fees, as well as additional revenues related to minority interests of a consolidated joint venture, offset in part by lower transaction-based revenues.

QoQ: Up 26% from CHF 314 million to CHF 397 million
The increase included higher revenues from asset-based commissions and fees, as well as higher transaction-based revenues from brokerage and product issuing fees and additional revenues related to minority interests of a consolidated joint venture.

Provision for credit losses
YoY: From CHF (8) million to CHF (10) million
In the continued favorable credit environment, we benefited from a low level of new credit provisions and the net release of credit provisions. We expect reductions in future releases of credit provisions, due to the lower level of impaired loans.

QoQ: From CHF (24) million to CHF (10) million
The increase was due to the higher release of provisions in 4Q06.
Operating expenses
Compensation and benefits
YoY: Up 5% from CHF 336 million to CHF 353 million
The increase was due to an increase in salaries and related benefits, partly offset by slightly lower performance-related compensation accruals, due to the introduction of the Group-wide share-based compensation plan.

QoQ: Up 9% from CHF 323 million to CHF 353 million
The increase was driven by higher performance-related compensation accruals.
General and administrative expenses
YoY: Down 9% from CHF 181 million to CHF 164 million
The decrease was driven by net releases of non-credit related provisions of CHF 37 million, partly offset by additional expenses related to minority interests of a consolidated joint venture and higher sales and marketing costs.

QoQ: Down 30% from CHF 233 million to CHF 164 million
The decrease was driven by net releases of non-credit related provisions and seasonally lower sales and marketing costs, partly offset by additional expenses related to minority interests of a consolidated joint venture.

Commission expenses
YoY: Unchanged at CHF 29 million
Commission expenses were stable.
QoQ: Down 9% from CHF 32 million to CHF 29 million
Commission expenses were relatively stable.
Asset Management
In a broadly supportive market, we achieved very strong sales, significantly above any previous periods. Net new assets were strong at CHF 29.0 billion, and assets under management stood at CHF 708.6 billion. Income from continuing operations before taxes was CHF 257 million.

Results

				in / end of		% change

	1Q07	4Q06		1Q06	QoQ	YoY

Statements of income (CHF million)

Net revenues	776	738		756	5	3

Provision for credit losses	0	1		2	(100)	(100)

Compensation and benefits	296	327	[1]	261	(9)	13

General and administrative expenses	122	211	[2]	175	(42)	(30)

Commission expenses	101	110		84	(8)	20

Total other operating expenses	223	321		259	(31)	(14)

Total operating expenses	519	648		520	(20)	0

Income from continuing operations before taxes	257	89		234	189	10

Statement of income metrics (%)

Compensation/revenue ratio	38.1	44.3		34.5	–	–

Non-compensation/revenue ratio	28.7	43.5		34.3	–	–

Cost/income ratio	66.9	87.8		68.8	–	–

Pre-tax income margin	33.1	12.1		31.0	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,381	1,436		1,325	(4)	4

Pre-tax return on average utilized economic capital (%)[3]	78.5	32.4		78.9	–	–

Balance sheet statistics (CHF million)

Total assets	23,016	20,448		21,319	13	8

Goodwill	2,422	2,423		2,555	0	(5)

Number of employees (full-time equivalents)

Number of employees	3,300	3,400		3,300	(3)	0

1 Includes CHF 20 million of severance costs relating to the realignment. 2 Includes a CHF 22 million provision relating to a non-proprietary third-party hedge fund product and CHF 13 million of intangible asset impairments relating to the realignment. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Net revenue detail (CHF million)

Fixed income and money market	93	75	80	24	16

Equity	109	105	117	4	(7)

Balanced	186	181	151	3	23

Private equity[1]	50	80	48	(38)	4

Diversified strategies	77	76	56	1	38

Fund and alternative solutions	85	92	93	(8)	(9)

Alternative investments	212	248	197	(15)	8

Other	48	37	5	30	> 500

Net revenues before private equity and other investment-related gains	648	646	550	0	18

Private equity and other investment-related gains	128	92	206	39	(38)

Net revenues	776	738	756	5	3

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains	37	39	36	–	–

Private equity and other investment-related gains	8	5	14	–	–

Gross margin	45	44	50	–	–

Net margin (pre-tax)	15	5	15	–	–

1 Includes private equity fees and commissions and alternative investment joint ventures.

Operating environment
Despite increased volatility in equity markets, the economic environment in 1Q07 continued to be broadly supportive of our asset-gathering activity. In terms of asset allocation, we have seen some evidence of rebalancing from equities into more defensive strategies, such as high grade and money market products. We also observed significant investor interest for credit products, especially in the areas of high-yield and emerging markets. Private equity and leveraged finance activities continued at record levels, driven in part by attractive debt markets. US real estate markets were mixed in 1Q07, with the residential market weaker but the commercial sector remaining strong. European and Asian real estate markets remained strong.

Results summary
In 1Q07, income from continuing operations before taxes was CHF 257 million, up CHF 23 million, or 10%, compared to 1Q06. Assets under management increased to CHF 708.6 billion as of the end of 1Q07, up from CHF 669.9 billion as of the end of 4Q06. Net new assets stood at CHF 29.0 billion, and market and foreign exchange-related movements were CHF 9.7 billion. Net new assets included strong inflows of CHF 18.3 billion in money market assets, CHF 1.2 billion in fixed income assets, CHF 2.4 billion in balanced assets and CHF 8.0 billion in alternative investments. These inflows were partially offset by an outflow in equity assets of CHF 1.8 billion due to client terminations as a result of the realignment in the US. Net revenues were CHF 776 million, up CHF 20 million, or 3%, compared to 1Q06, which was positively impacted by a CHF 85 million gain arising from the sale of assets in an emerging market investment fund. Total operating expenses were CHF 519 million, down CHF 1 million, as the decline in general and administrative expenses offset higher compensation and benefits and commission expenses.

Compared to 4Q06, income from continuing operations before taxes was up CHF 168 million, or 189%. Net revenues were up CHF 38 million, or 5%. Total operating expenses were down CHF 129 million, or 20%, primarily reflecting the substantial completion of the realignment as well as lower expense provisions and most other general and administrative expenses. 4Q06 included a CHF 22 million provision relating to a non-proprietary third-party hedge fund product and CHF 33 million of realignment costs.

We are pleased with the progress made in 1Q07. We largely achieved the intended goals from our realignment in 2006 and we experienced increased momentum in attracting new talent. We also saw further benefits from the integrated banking organization, with a higher level of referrals from Private Banking and Investment Banking. We successfully launched a number of innovative products, which contributed significantly to the very strong level of net new assets. The diversification of our asset base continued to expand to our satisfaction, with the asset mix reflecting our emphasis on value-added products and services.

Performance indicators
Pre-tax income margin (KPI)
Our mid-term goal is a pre-tax income margin of above 35.0%. In 1Q07, pre-tax income margin was 33.1% compared to 31.0% in 1Q06 and 12.1% in 4Q06.

Net new asset growth rate
In 1Q07, we achieved an annualized quarterly growth rate of 17.3% compared to 11.5% in 1Q06 and (1.8)% in 4Q06. The rolling four quarter average growth rate increased to 10.1% in 1Q07 compared to 6.8% in 1Q06 and 8.6% in 4Q06.

Gross margin
The gross margin on assets under management was 45 basis points in 1Q07 compared to 50 basis points in 1Q06, which included a CHF 85 million gain arising from the sale of assets in an emerging market investment fund. The gross margin on assets under management before private equity and other investment-related gains was 37 basis points in 1Q07 compared to 36 basis points in 1Q06.

Initiatives and achievements
In money market products, strong performance across all US products continued. The Credit Suisse Institutional Money Market Fund ‘Prime Portfolio Class A’ was ranked #1 in Total Return for the 12-month periods ending January, February and March 2007 by iMoneyNet. In fixed income products, bond returns were modest, although most of our fixed income products were at or above benchmark for the quarter. In the UK, we were awarded “Best Emerging Markets Group” in Professional Adviser’s Awards 2007. In the Netherlands, Credit Suisse Bond (Lux) High Yield Euro B fund was awarded first place in the category Bond Euro-High Yield over three years in Lipper’s Fund Awards 2007. In Switzerland, Credit Suisse Bond Dynamic £ fund was awarded first place in the category Bond Pound Sterling over five and ten years in Lipper’s Fund Awards 2007.

We launched a series of well-received products, with the Credit Suisse SICAV One (Lux) Total Return Defender and Total Return Challenger funds raising CHF 305 million in 1Q07, which we consider one of our most successful product launches in Switzerland. Our product innovation also included CS POINTS International certificates, which raised CHF 178 million in 1Q07. CS POINTS International is the first insurance-linked product available to private investors in Switzerland.

We experienced strong market demand in our real estate products. We leveraged our global platform to make real estate investments outside the US in our Real Estate Opportunity fund. Credit Suisse Real Estate Fund Interswiss increased its capital position and gathered an additional CHF 120 million of assets under management. In March 2007, the Sihlcity shopping mall in Zurich, one of our largest real estate investments, opened.

In private equity, we continued to pursue our strategy of focusing primarily on the middle market and we had successful sales of investments, including Wastequip, Inc. and Advanstar Holding Corp. Our focus is on a disciplined investment approach, while the integrated banking organization enables us to capitalize on attractive investment opportunities. We augmented our existing Asian private equity footprint, which includes a joint venture with China Renaissance Capital Investment, by adding a team of six investment professionals to Credit Suisse Private Equity Asia.

We continued to strengthen our distribution capabilities, especially in Asia Pacific. In 1Q07, we successfully launched four additional global products into the Korean market through Woori Credit Suisse Asset Management Co., Ltd., our joint venture with Woori Financial Group. Across all products, we raised over CHF 600 million of assets under management in 1Q07.

Since launching the first product in Korea on October 1, 2006, we have raised CHF 816 million of assets under management in this market.
Assets under management

				in / end of		% change

	1Q07		4Q06	1Q06	QoQ	YoY

Assets under management (CHF billion)

Fixed income and money market	227.9		208.3	187.9	9.4	21.3

Equity	46.4		47.0	51.8	(1.3)	(10.4)

Balanced	277.6		270.2	255.6	2.7	8.6

Private equity[1]	30.6		30.2	28.1	1.3	8.9

Diversified strategies[2]	55.7		46.4	37.7	20.0	47.7

Fund and alternative solutions[3]	62.3		60.7	58.5	2.6	6.5

Alternative investments	148.6		137.3	124.3	8.2	19.5

Other	8.1		7.1	0.0	14.1	–

Assets under management	708.6		669.9	619.6	5.8	14.4

of which discretionary assets	606.9		573.7	527.9	5.8	15.0

of which advisory assets	101.7		96.2	91.7	5.7	10.9

Growth in assets under management (CHF billion)

Net new assets	29.0		(2.9)	17.0	–	70.6

Acquisitions and divestitures	0.0		0.6	0.0	(100.0)	–

Market movements and investment performance	8.8		14.9	13.1	(40.9)	(32.8)

Currency	1.8		(2.3)	0.1	–	> 500

Other	(0.9)	[4]	0.0	0.0	–	–

Total other effects	9.7		13.2	13.2	(26.5)	(26.5)

Growth in assets under management	38.7		10.3	30.2	275.7	28.1

Growth in assets under management (%)

Net new assets	17.3		(1.8)	11.5	–	–

Total other effects	5.8	[4]	8.0	9.0	–	–

Growth in assets under management	23.1		6.2	20.5	–	–

Growth in assets under management (rolling four quarter average) (%)

Net new assets	10.1		8.6	6.8	–	–

Total other effects	4.3	[4]	5.1	22.1	–	–

Growth in assets under management (rolling four quarter average)	14.4		13.7	28.9	–	–

Private equity investments (CHF billion)

Private equity investments	2.9		2.5	2.0	16.0	45.0

1 Includes alternative investment joint ventures. 2 Includes real estate, leveraged investments and Volaris. 3 Includes fund of hedge funds and quantitative strategies. 4 Includes outflows as a result of the sale of the insurance business.

Results detail
The following provides a comparison of our 1Q07 results versus 1Q06 (YoY) and versus 4Q06 (QoQ).
Net revenues
Net revenues before private equity and other investment-related gains include management fees from asset management, performance fees and fees from fund administration services provided to clients. Private equity and other investment-related gains include realized and unrealized gains and losses on investments and performance-related carried interest.

Fixed income and money market, equity, balanced and other
YoY: Up 24% from CHF 353 million to CHF 436 million
This increase included higher fees reflecting the growth in balanced, fixed income and money market assets under management. Equity revenues were lower due to outflows in equity assets. The increase in other revenues largely reflected lower funding costs.

QoQ: Up 10% from CHF 398 million to CHF 436 million
This increase included higher fees reflecting the growth in balanced, fixed income and money market assets under management. Equity revenues were lower, primarily due to outflows in equity assets of CHF 1.8 billion from client terminations following the realignment in the US. The increase in other revenues largely reflected lower funding costs.

Alternative
YoY: Up 8% from CHF 197 million to CHF 212 million
This increase primarily reflected higher revenues from diversified strategies, mainly as a result of our real estate activities.
QoQ: Down 15% from CHF 248 million to CHF 212 million
This decrease was mainly due to a decline in private equity fees and commissions, a reflection of seasonally higher placement fees in 4Q06 for fund raising commitments in connection with private equity funds.

Private equity and other investment-related gains
YoY: Down 38% from CHF 206 million to CHF 128 million
This decrease reflected a CHF 85 million gain in 1Q06 arising from the sale of assets in an emerging market investment fund.
QoQ: Up 39% from CHF 92 million to CHF 128 million
This increase was primarily the result of gains from successful sales of investments, including Wastequip, Inc. and Advanstar Holding Corp.
Operating expenses
Compensation and benefits
YoY: Up 13% from CHF 261 million to CHF 296 million
This increase reflected our ongoing efforts to hire new investment talent and build product development and distribution capabilities. It is also a result of higher performance-related compensation accruals due to the introduction of the Group-wide share-based compensation plan, increased pension and retirement costs and slightly higher bonus accruals.

QoQ: Down 9% from CHF 327 million to CHF 296 million
This decrease was mainly due to severance costs of CHF 20 million in 4Q06 relating to the realignment and lower deferred compensation, partly offset by higher bonus accruals.
General and administrative expenses
YoY: Down 30% from CHF 175 million to CHF 122 million
This decrease reflected a decline in most general and administrative expenses as a result of disciplined expense management. 1Q06 also included costs associated with the branding implementation and related advertising costs.

QoQ: Down 42% from CHF 211 million to CHF 122 million
This decrease reflected lower expense provisions and a decline in most other general and administrative expenses. 4Q06 included a CHF 22 million provision relating to a non-proprietary third-party hedge fund product and intangible asset impairments of CHF 13 million relating to the realignment.

Commission expenses
YoY: Up 20% from CHF 84 million to CHF 101 million
This increase in commission expenses reflected substantially higher assets under management.
QoQ: Down 8% from CHF 110 million to CHF 101 million
This decrease was mainly due to a reduction in third-party commission expenses.
Personnel
Our total headcount remained stable. We successfully completed a number of strategic hires in investment management, product development and distribution, significantly strengthening our capabilities in these key areas. This increase in headcount was largely offset by the reduction in personnel as a result of the realignment.

Overview of Results and Assets under Management
Results
The Results section shows the performance of our integrated banking organization at a glance.
Assets under Management
The Assets under Management section describes developments in net new assets, assets under management and client assets for our asset gathering franchises.

Results

				Investment Banking									Private Banking				Asset Management					Corporate Center				Core Results	[1]			Credit Suisse

							Wealth Management			Corporate & Retail Banking

in / end of period	1Q07	4Q06		1Q06	1Q07	4Q06	1Q06	1Q07	4Q06	1Q06	1Q07	4Q06	1Q06	1Q07	4Q06		1Q06	1Q07		4Q06		1Q06	[7]	1Q07	4Q06	1Q06		1Q07	4Q06	1Q06

Statements of income (CHF million)

Net revenues	6,582	6,085		5,757	2,379	2,077	2,227	987	896	883	3,366	2,973	3,110	776	738		756	(55)		20		18		10,669	9,816	9,641		11,620	10,814	10,925

Provision for credit losses	61	20		(55)	3	(17)	0	(10)	(24)	(8)	(7)	(41)	(8)	0	1		2	(1)		0		0		53	(20)	(61)		53	(20)	(61)

Compensation and benefits	3,390	2,566		3,080	799	714	735	353	323	336	1,152	1,037	1,071	296	327	[2]	261	68		117		61		4,906	4,047	4,473		4,950	4,100	4,473

General and administrative expenses	827	847	[3]	895	405	403	370	164	233	181	569	636	551	122	211	[4]	175	7		103		(8)		1,525	1,797	1,613		1,532	1,815	1,622

Commission expenses	314	310		273	184	166	159	29	32	29	213	198	188	101	110		84	(19)		(13)		(2)		609	605	543		609	605	543

Total other operating expenses	1,141	1,157		1,168	589	569	529	193	265	210	782	834	739	223	321		259	(12)		90		(10)		2,134	2,402	2,156		2,141	2,420	2,165

Total operating expenses	4,531	3,723		4,248	1,388	1,283	1,264	546	588	546	1,934	1,871	1,810	519	648		520	56		207		51		7,040	6,449	6,629		7,091	6,520	6,638

Income from continuing operations before taxes	1,990	2,342		1,564	988	811	963	451	332	345	1,439	1,143	1,308	257	89		234	(110)		(187)		(33)		3,576	3,387	3,073		4,476	4,314	4,348

Income tax expense	–	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		822	805	715		822	805	715

Minority interests	–	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		25	(17)	16		925	910	1,291

Income from continuing operations	–	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		2,729	2,599	2,342		2,729	2,599	2,342

Income from discontinued operations	–	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		0	2,074	286		0	2,074	286

Extraordinary items	–	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		0	0	(24)		0	0	(24)

Net income	–	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		2,729	4,673	2,604		2,729	4,673	2,604

Statement of income metrics (%)

Compensation/revenue ratio	51.5	42.2		53.5	33.6	34.4	33.0	35.8	36.0	38.1	34.2	34.9	34.4	38.1	44.3		34.5	–		–		–		46.0	41.2	46.4		42.6	37.9	40.9

Non-compensation/revenue ratio	17.3	19.0		20.3	24.8	27.4	23.8	19.6	29.6	23.8	23.2	28.1	23.8	28.7	43.5		34.3	–		–		–		20.0	24.5	22.4		18.4	22.4	19.8

Cost/income ratio	68.8	61.2		73.8	58.3	61.8	56.8	55.3	65.6	61.8	57.5	62.9	58.2	66.9	87.8		68.8	–		–		–		66.0	65.7	68.8		61.0	60.3	60.8

Pre-tax income margin	30.2	38.5		27.2	41.5	39.0	43.2	45.7	37.1	39.1	42.8	38.4	42.1	33.1	12.1		31.0	–		–		–		33.5	34.5	31.9		38.5	39.9	39.8

Tax rate	–	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		23.0	23.8	23.3		18.4	18.7	16.4

Net income margin from continuing operations	–	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		25.6	26.5	24.3		23.5	24.0	21.4

Net income margin	–	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		25.6	47.6	27.0		23.5	43.2	23.8

Utilized economic capital and return

Average utilized economic capital (CHF million)	17,265	16,853		15,293	1,519	1,621	1,919	2,442	2,683	2,858	3,961	4,304	4,777	1,381	1,436		1,325	1,280	[5]	1,604	[5]	1,624	[5]	23,842	23,995	22,683		23,842	23,995	22,683

Pre-tax return on average utilized economic capital (%)[6]	47.4	58.2		43.6	262.6	204.9	204.4	74.0	49.7	48.4	146.3	108.2	111.1	78.5	32.4		78.9	–		–		–		61.3	59.1	56.8		61.3	59.1	56.8

Post-tax return on average utilized economic capital from continuing operations (%)[6]	–	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		61.3	45.3	43.3		46.8	45.3	43.3

Post-tax return on average utilized economic capital (%)[6]	–	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		61.3	79.9	48.0		46.8	79.9	48.0

Balance sheet statistics (CHF million)

Total assets	1,146,956	1,046,557		1,035,601	235,972	229,731	201,987	106,282	111,010	111,476	342,254	340,741	313,463	23,016	20,448		21,319	(168,857)		(167,794)		47,578		1,343,369	1,239,952	1,417,961		1,359,687	1,255,956	1,433,621

Net loans	46,405	44,285		39,654	71,651	69,156	68,369	94,622	94,514	94,116	166,273	163,670	162,485	–	–		–	153		172		13,357		212,831	208,127	215,496		212,831	208,127	215,496

Goodwill	7,830	7,809		8,211	610	610	612	181	181	181	791	791	793	2,422	2,423		2,555	–		–		1,271		11,043	11,023	12,830		11,043	11,023	12,830

Number of employees (full-time equivalents)

Number of employees	19,000	18,700		17,900	13,600	13,400	13,200	8,800	8,800	8,600	22,400	22,200	21,800	3,300	3,400		3,300	600		600		600		–	–	–		45,300	44,900	43,600

1 Core results include the results of our integrated banking business, excluding revenues and expenses in respect of minority interests without significant economic interest. 2 Includes CHF 20 million of severance costs relating to the realignment. 3 Includes CHF 34 million of credits from insurance settlements for litigation and related costs. 4 Includes a CHF 22 million provision relating to a non-proprietary third-party hedge fund product and CHF 13 million of intangible asset impairments relating to the realignment. 5 Includes diversification benefit. 6 Calculated using a return excluding interest costs for allocated goodwill. 7 Balance sheet statistics include assets related to discontinued operations.

Assets under management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Group entity with a management mandate. Discretionary assets are reported in the division in which the advisory services are provided as well as the division in which distribution takes place. Any duplication of assets managed on behalf of other divisions is deducted at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 1Q07, the Group’s assets under management amounted to CHF 1,551.5 billion, up CHF 169.2 billion, or 12.2%, compared to the end of 1Q06. Compared to the end of 4Q06, assets under management were up CHF 66.4 billion, or 4.5%. This reflects the strong growth in net new assets, positive market performance and foreign exchange rate movements.

In Private Banking, assets under management were up CHF 91.0 billion, or 10.3%, compared to the end of 1Q06, and CHF 33.4 billion, or 3.6%, compared to the end of 4Q06. In Asset Management, the increase was CHF 89.0 billion, or 14.4%, compared to the end of 1Q06, and CHF 38.7 billion, or 5.8%, compared to the end of 4Q06.

Net new assets
Net new assets include individual cash and securities transactions and new or repaid loans. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are considered investment performance and not included in net new assets, as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Net new assets were CHF 43.0 billion in 1Q07, up CHF 15.8 billion, or 58.1%, compared to 1Q06, and up CHF 36.1 billion, or 523.2%, compared to 4Q06.
Private Banking realized net new asset inflows of CHF 18.4 billion in 1Q07, with strong contributions from all strategic markets, especially Asia, the US and Europe. In 1Q07, Asset Management recorded strong net new assets of CHF 29.0 billion, mainly money market assets and alternative investment assets.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Assets under management and client assets

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Assets under management (CHF billion)

Wealth Management	814.8	784.2	733.7	3.9	11.1

Corporate & Retail Banking	158.9	156.1	149.0	1.8	6.6

Private Banking	973.7	940.3	882.7	3.6	10.3

Asset Management	708.6	669.9	619.6	5.8	14.4

Assets managed on behalf of other segments	(130.8)	(125.1)	(120.0)	4.6	9.0

Assets under management	1,551.5	1,485.1	1,382.3	4.5	12.2

of which discretionary	688.9	656.2	602.9	5.0	14.3

of which advisory	862.6	828.9	779.4	4.1	10.7

Client assets (CHF billion)

Wealth Management	882.4	848.0	792.1	4.1	11.4

Corporate & Retail Banking	230.8	221.7	208.3	4.1	10.8

Private Banking	1,113.2	1,069.7	1,000.4	4.1	11.3

Asset Management	742.2	676.4	626.1	9.7	18.5

Assets managed on behalf of other segments	(130.8)	(125.1)	(120.0)	4.6	9.0

Client assets	1,724.6	1,621.0	1,506.5	6.4	14.5

Growth in assets under management

				in		% change

	1Q07		4Q06	1Q06	QoQ	YoY

Growth in assets under management (CHF billion)

Wealth Management	15.2		8.6	14.5	76.7	4.8

Corporate & Retail Banking	3.2		1.1	0.3	190.9	> 500

Private Banking	18.4		9.7	14.8	89.7	24.3

Asset Management	29.0		(2.9)	17.0	–	70.6

Assets managed on behalf of other segments	(4.4)		0.1	(4.6)	–	(4.3)

Net new assets	43.0		6.9	27.2	> 500	58.1

Wealth Management	15.4		22.4	25.9	(31.3)	(40.5)

Corporate & Retail Banking	(0.4)		4.0	4.4	–	–

Private Banking	15.0		26.4	30.3	(43.2)	(50.5)

Asset Management	9.7	[1]	13.2	13.2	(26.5)	(26.5)

Assets managed on behalf of other segments	(1.3)		(2.7)	(7.8)	(51.9)	(83.3)

Other effects	23.4		36.9	35.7	(36.6)	(34.5)

Wealth Management	30.6		31.0	40.4	(1.3)	(24.3)

Corporate & Retail Banking	2.8		5.1	4.7	(45.1)	(40.4)

Private Banking	33.4		36.1	45.1	(7.5)	(25.9)

Asset Management	38.7		10.3	30.2	275.7	28.1

Assets managed on behalf of other segments	(5.7)		(2.6)	(12.4)	119.2	(54.0)

Growth in assets under management	66.4		43.8	62.9	51.6	5.6

Growth in assets under management (%)

Wealth Management	7.8		4.6	8.4	–	–

Corporate & Retail Banking	8.2		2.9	0.8	–	–

Private Banking	7.8		4.3	7.1	–	–

Asset Management	17.3		(1.8)	11.5	–	–

Assets managed on behalf of other segments	14.1		(0.3)	17.1	–	–

Net new assets	11.6		1.9	8.2	–	–

Wealth Management	7.8		11.9	14.9	–	–

Corporate & Retail Banking	(1.0)		10.6	12.2	–	–

Private Banking	6.4		11.7	14.5	–	–

Asset Management	5.8	[1]	8.0	9.0	–	–

Assets managed on behalf of other segments	4.2		8.8	29.0	–	–

Other effects	6.3		10.2	10.8	–	–

Wealth Management	15.6		16.5	23.3	–	–

Corporate & Retail Banking	7.2		13.5	13.0	–	–

Private Banking	14.2		16.0	21.6	–	–

Asset Management	23.1		6.2	20.5	–	–

Assets managed on behalf of other segments	18.3		8.5	46.1	–	–

Growth in assets under management	17.9		12.1	19.0	–	–

1 Includes outflows as a result of the sale of the insurance business.

Growth in assets under management (continued)

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Growth in assets under management (rolling four quarter average) (%)

Wealth Management	7.0	7.3	7.8	–	–

Corporate & Retail Banking	3.1	1.2	3.8	–	–

Private Banking	6.3	6.2	7.1	–	–

Asset Management	10.1	8.6	6.8	–	–

Assets managed on behalf of other segments	6.2	7.1	13.6	–	–

Net new assets	8.0	7.2	6.4	–	–

Assets under management by currency, 1Q07

end of period	USD	EUR	CHF	Other	Total

Assets under management (CHF billion)

Wealth Management	343.8	228.7	156.7	85.6	814.8

Asset Management	218.8	105.0	304.4	80.4	708.6

Assets under management (% of total)

Wealth Management	42	28	19	11	100

Asset Management	31	15	43	11	100

Balance Sheet, Capital and Risk
Balance Sheet
Our balance sheet is managed in line with our capital resources and risk. We describe the main balance sheet trends in this section.
Capital Management
We allocate capital to our businesses based on our internal economic capital measure. Developments in our statutory shareholders’ equity and regulatory BIS capital are also described in this section.
Risk Management

Risk management is a continuous process that extends well beyond formal policies, methodologies and tools. Nonetheless, the position risk, Value-at-Risk and credit risk measures presented in this section provide a good overview of our exposure levels.

Balance Sheet
With the continued growth of our business, our balance sheet grew accordingly. Total assets increased to CHF 1,359.7 billion and total liabilities increased to CHF 1,315.7 billion.
Total assets were CHF 1,359.7 billion as of the end of 1Q07, up from CHF 1,256.0 billion as of the end of 4Q06 driven by increases in Investment Banking. Trading assets increased CHF 64.3 billion reflecting an increase in equity securities of CHF 39.1 billion and an increase in debt securities of CHF 19.8 billion. Other assets increased CHF 30.7 billion due primarily to an increase in loans held-for-sale of CHF 19.2 billion and increased brokerage receivables of CHF 10.3 billion, mainly in the prime brokerage business.

Total liabilities were CHF 1,315.7 billion as of the end of 1Q07, up from CHF 1,212.4 billion as of the end of 4Q06. Due to banks increased CHF 23.5 billion and customer deposits increased CHF 37.5 billion reflecting increases in both Investment Banking and Private Banking. In addition, trading liabilities increased CHF 18.6 billion and other liabilities increased CHF 11.3 billion, mainly due to an increase in brokerage payables in the prime brokerage business. These increases occurred primarily in Investment Banking.

Balance sheet summary

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	326,473	319,048	344,475	2	(5)

Trading assets	515,050	450,780	460,847	14	12

Net loans	212,831	208,127	215,496	2	(1)

Assets of discontinued operations held-for-sale	0	0	1,542	–	(100)

Other	305,333	278,001	411,261	10	(26)

Total assets	1,359,687	1,255,956	1,433,621	8	(5)

Liabilities and shareholders' equity (CHF million)

Due to banks	120,972	97,514	88,781	24	36

Customer deposits	328,325	290,864	294,580	13	11

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	284,464	288,444	302,780	(1)	(6)

Trading liabilities	216,972	198,422	219,523	9	(1)

Long-term debt	155,892	147,832	141,509	5	10

Liabilities of discontinued operations held-for-sale	0	0	1,690	–	(100)

Other	209,058	189,294	342,128	10	(39)

Total liabilities	1,315,683	1,212,370	1,390,991	9	(5)

Total shareholders' equity	44,004	43,586	42,630	1	3

Total liabilities and shareholders' equity	1,359,687	1,255,956	1,433,621	8	(5)

Centralization of capital markets funding activities

At the end of 1Q07, following approval from the Swiss Federal Banking Commission, we strengthened our funding and liquidity model by centralizing debt issuance and the funding of our subsidiaries. As a result, new securities for funding and capital purposes will now be issued primarily by the Bank, our principal operating subsidiary and now a US registrant. The consolidation of these functions is a logical step forward in view of the efforts to focus expertise and resources to maximize efficiency within the integrated global organization.

Our funding and liquidity disciplines were traditionally split into two main channels or “funding franchises”: i) the Bank funding franchise, in which funds were raised directly by the Bank, which had access to stable deposit-based core funds and the inter-bank markets and ii) the non-bank funding franchise, in which funds were raised by non-bank subsidiaries, principally Credit Suisse (USA), Inc., a wholly owned subsidiary of the Group.

This complex two-tier structure meant that parallel systems had to be maintained to measure, monitor and manage liquidity. In addition, multiple names were used in the market to raise funds. To simplify this process, we decided to look for a more efficient solution that would enable us to fund all our branches and subsidiaries centrally. As a result of the new model, we will now be able to issue debt more efficiently, simplify our issuance structure and broaden our debt investor base. A further benefit is that we will be able to use a single name in the capital markets to raise long-term debt globally, thus providing us with greater flexibility when issuing securities.

Our treasury department will now focus on redirecting significant fund flows in order to achieve the objectives of this project. Credit Suisse (USA) Inc.’s SEC registered debt securities are now guaranteed by the Bank on a senior basis and by the Group on a subordinated basis. Credit Suisse (USA), Inc., which no longer files periodic reports as a registrant with the US Securities and Exchange Commission, will continue to be separately rated but is not expected to issue any new securities.

The funding of our businesses is coordinated across Credit Suisse with a mixture of unsecured and secured funding. Unsecured funding is primarily accessed through the Bank’s substantial retail and private bank deposit base, which is well diversified across customer categories, funding types and geography. Additional unsecured funding is accessed via borrowings in the wholesale and institutional deposit markets. Unsecured funding principally includes certificates of deposits, long-term borrowings and, to a lesser extent, commercial paper. Unsecured liabilities are issued through various debt programs.

Secured funding consists of collateralized short-term borrowings, which include securities sold under agreements to repurchase and securities loaned. Additional funding is also sourced via short-term intercompany borrowings from other Group entities on both a secured and unsecured basis.

The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding.

Capital Management
In 1Q07, Credit Suisse Group’s economic capital coverage ratio moved up 3 percentage points from 168% to 171% due to increased Tier 1 capital. The Group’s consolidated BIS Tier 1 ratio was 13.2% as of the end of 1Q07, a decrease from 13.9% as of the end of 4Q06.

Capital

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Shares outstanding (million)

Common shares issued	1,215.5	1,214.9	1,247.8	0	(3)

Second trading line treasury shares (2005-2007 program)	(53.8)	(42.4)	(34.1)	27	58

Other treasury shares	(113.2)	(110.0)	(107.7)	3	5

Common treasury shares	(167.0)	(152.4)	(141.8)	10	18

Shares outstanding	1,048.5	1,062.5	1,106.0	(1)	(5)

Par value (CHF)

Par value	0.50	0.50	0.50	0	0

Shareholders' equity (CHF million)

Common shares	607	607	624	0	(3)

Additional paid-in capital	24,780	24,817	24,716	0	0

Retained earnings	34,206	32,306	27,248	6	26

Second trading line treasury shares, at cost	(4,059)	(3,077)	(1,948)	32	108

Other treasury shares, at cost	(6,443)	(6,034)	(5,401)	7	19

Common treasury shares, at cost	(10,502)	(9,111)	(7,349)	15	43

Accumulated other comprehensive income	(5,087)	(5,033)	(2,609)	1	95

Total shareholders' equity	44,004	43,586	42,630	1	3

Goodwill	11,043	11,023	12,830	0	(14)

Other intangible assets	492	476	3,419	3	(86)

Tangible shareholders' equity[1]	32,469	32,087	26,381	1	23

Book value per share (CHF)

Total book value per share	41.97	41.02	38.54	2	9

Goodwill per share	10.53	10.37	11.60	2	(9)

Other intangible assets per share	0.47	0.45	3.09	5	(85)

Tangible book value per share	30.97	30.20	23.85	3	30

1 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

BIS statistics
Our consolidated BIS Tier 1 ratio was 13.2% as of the end of 1Q07, a decrease from 13.9% as of the end of 4Q06. This decrease was driven by business growth. Risk-weighted assets increased by CHF 17.6 billion compared to the end of 4Q06, primarily related to commercial and private lending activities, over-the-counter (OTC) derivatives trading and an increase in market risk equivalents. Tier 1 capital increased CHF 694 million from the end of 4Q06, with the positive contribution of net income offset by dividend accruals and the deduction for shares repurchased through our share buyback program. We completed the share buyback program approved by the shareholders at the Annual General Meeting in 2005 during March 2007, repurchasing a total of 87.8 million common shares in the amount of CHF 6.0 billion. In 1Q07, 11.4 million common shares in the amount of CHF 1.0 billion were repurchased. The Group intends to seek shareholder approval at its next Annual General Meeting in May 2007 to launch a new share repurchase program of up to CHF 8 billion. If approved by the shareholders, the program will commence after the Annual General Meeting and last for a maximum of three years. The shares would be repurchased through a second trading line on virt-x and cancelled. Our shareholders’ equity increased from CHF 43.6 billion as of the end of 4Q06 to CHF 44.0 billion as of the end of 1Q07, primarily due to the 1Q07 net income partially offset by the cumulative impact from changes in accounting principles due to the adoption of SFAS 157 and SFAS 159. Changes from the adoption of SFAS 159 on non-trading positions had no effect on the Tier 1 capital.

For further details, see “Notes to the Financial Statements – Recently adopted accounting standards – SFAS 157/SFAS 159” in the Credit Suisse Group Financial Statement 1Q07.
BIS statistics

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Risk-weighted assets (CHF million)

Risk-weighted positions	255,359	240,095	233,649	6	9

Market risk equivalents	15,934	13,581	14,467	17	10

Risk-weighted assets	271,293	253,676	248,116	7	9

Capital (CHF million)

Total shareholders' equity	44,004	43,586	42,630	1	3

Goodwill	(11,043)	(11,023)	(12,830)	0	(14)

Investment in insurance entities (50%)	(55)	(22)	(4,092)	150	(99)

Non-cumulative perpetual preferred securities	2,181	2,167	2,179	1	0

Other adjustments	754	439	(1,109)	72	–

Tier 1 capital	35,841	35,147	26,778	2	34

Upper Tier 2	3,903	4,733	3,537	(18)	10

Lower Tier 2	8,449	8,587	9,098	(2)	(7)

Tier 2 capital	12,352	13,320	12,635	(7)	(2)

Investments in non-consolidated banking and finance participations and credit enhancements	(1,330)	(1,681)	(1,712)	(21)	(22)

Investment in insurance entities (50%)	(55)	(22)	(4,092)	150	(99)

Total capital	46,808	46,764	33,609	0	39

Capital ratios (%)

Tier 1 ratio	13.2	13.9	10.8	–	–

Total capital ratio	17.3	18.4	13.5	–	–

The Swiss Federal Banking Commission (EBK) has advised that Credit Suisse Group may continue to include as tier 1 capital CHF 2.2 billion as of March 31, 2007 (December 31, 2006: CHF 2.2 billion and March 31, 2006: CHF 2.2 billion) of equity from special purpose entities that are deconsolidated under FIN 46(R).

Economic capital
We assess risk and economic capital adequacy using our economic capital model. Economic capital is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e. long-term credit rating).

Economic capital is calculated separately for position risk, operational risk and other risk. These three risk categories measure different types of risk:
Position risk the level of unexpected loss in economic value on the Group’s portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).

Operational risk the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon that is exceeded with a small probability (0.03%). Estimating this type of economic capital is inherently more subjective, and reflects both quantitative tools as well as senior management judgment.

Other risk the risk not captured by the above, for example expense risk and owned real estate risk. Expense risk is defined as the difference between expenses and revenue in a severe market event, exclusive of the elements captured by position risk and operational risk. Owned real estate risk is defined as the risk associated with the buildings owned by us.

Position risk, operational risk and other risk are used to determine our utilized economic capital.
Economic capital

			in / end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital	35,841	35,147	26,778	2	34

Economic adjustments	4,940	4,971	–	(1)	–

Economic capital resources	40,781	40,118	–	2	–

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	20,444	20,408	18,398	0	11

Operational risk	2,565	2,567	2,795	0	(8)

Other risks[1]	849	850	2,231	0	(62)

Utilized economic capital	23,858	23,825	23,424	0	2

Economic capital coverage ratio (%)

Economic capital coverage ratio	170.9	168.4	–	–	–

Utilized economic capital by segment (CHF million)

Investment Banking	17,471	17,060	15,946	2	10

Wealth Management	1,458	1,581	2,002	(8)	(27)

Corporate & Retail Banking	2,330	2,554	2,776	(9)	(16)

Private Banking	3,788	4,135	4,778	(8)	(21)

Asset Management	1,378	1,384	1,358	0	1

Corporate Center	1,250	1,309	1,581	(5)	(21)

Utilized economic capital - Credit Suisse[2]	23,858	23,825	23,424	0	2

Average utilized economic capital by segment (CHF million)

Investment Banking	17,265	16,853	15,293	2	13

Wealth Management	1,519	1,621	1,919	(6)	(21)

Corporate & Retail Banking	2,442	2,683	2,858	(9)	(15)

Private Banking	3,961	4,304	4,777	(8)	(17)

Asset Management	1,381	1,436	1,325	(4)	4

Corporate Center	1,280	1,604	1,624	(20)	(21)

Average utilized economic capital - Credit Suisse[3]	23,842	23,995	22,683	(1)	5

1 Includes expense risk and diversification benefit. 2 Includes diversification benefit of CHF 29 million in 1Q07. 3 Includes diversification benefit of CHF 45 million in 1Q07.

Utilized economic capital trends in 1Q07
Over the course of 1Q07, the utilized economic capital on the Group level was practically stable, despite increased business volumes, reflecting our continued efforts to optimize the utilization of our capital. For Investment Banking, utilized economic capital increased 2%, mainly due to a higher international lending and counterparty position risk exposure, while Asset Management was flat over the period. The utilized economic capital for Corporate & Retail Banking decreased 9% due to lower position risk resulting from the Clock Finance No. 1 transaction. Wealth Management decreased 8% due to lower lending position risk exposure and reduced shared services usage.

Capital adequacy trends in 1Q07
The economic capital coverage ratio remained strong, increasing marginally from 168% to 171% over the first quarter of 2007 due to changes in the Tier 1 capital over the period.

Risk Management
In 1Q07, Credit Suisse Group’s overall position risk, measured on the basis of the economic risk capital model, remained flat compared with 4Q06. Average value-at-risk (VaR) for the Group’s trading books increased 11% to CHF 78 million. We continued to benefit from a favorable credit environment, reporting a net increase of provision for credit losses of CHF 53 million in 1Q07.

Economic capital (position risk)
Economic capital represents our core top-level risk management tool. We use it to assess, monitor, report and limit risk exposures at many levels of the organization. The Board of Directors and senior management are regularly provided with economic capital results, trends and ratios, together with supporting explanations to ensure risk transparency and support senior management in managing risk.

We use economic capital in our capital allocation process and related performance measures. Moreover, economic capital serves as a reference point for the structured assessment of the Group’s aggregate risk appetite in relation to its financial resources, recognizing that comprehensive analyses must also take into account factors that are outside the scope of the economic capital framework (for example, strategy, economic and competitive environment and external constraints such as those imposed by regulators or rating agencies).

We continually review the methodology used to measure economic capital in order to make sure the model remains relevant as markets and business strategies evolve. If the economic capital methodology changes based on these reviews, prior period balances are restated in order to show meaningful trends.

Position risk

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Position risk (CHF million)

Fixed income trading[1]	2,416	2,692	2,534	(10)	(5)

Equity trading and investments	2,563	2,432	2,278	5	13

Swiss corporate and retail lending	1,946	2,090	2,331	(7)	(17)

International lending and counterparty exposures	3,497	2,965	3,033	18	15

Emerging markets	1,539	1,645	1,478	(6)	4

Real estate and structured assets[2]	4,749	4,981	3,271	(5)	45

Simple sum across risk categories	16,710	16,805	14,925	(1)	12

Diversification benefit	(4,726)	(4,816)	(4,168)	(2)	13

Position risk (99% confidence level for risk management purposes)	11,984	11,989	10,757	0	11

Position risk (99.97% confidence level for capital management purposes)	20,444	20,408	18,398	0	11

Prior balances have been restated for methodology changes in order to show meaningful trends. 1 This category comprises fixed income trading, foreign exchange and commodity exposure. 2 This category comprises the real estate investments of the Group, commercial and residential real estate and asset-backed securities exposure and real estate acquired at auction.

Position risk trends 1Q07
Over the course of 1Q07, the 1-year, 99% position risk was flat compared to 4Q06. The key movements by risk categories were as follows:
Fixed income trading down 10%: Due to reduced interest rate and commodity exposures in Investment Banking.
Equity trading and investments up 5%: Due to increased traded equity exposures partially offset by reductions in private equity.
Swiss corporate and retail lending down 7%: Due to the transfer of credit risk following the Clock Finance No. 1 transaction.
International lending and counterparty exposures up 18%: Primarily due to increased leveraged finance exposures and counterparty risk in Investment Banking. Year-on-year this increase was partially offset by increased credit hedges in Investment Banking.

Emerging markets down 6%: Due to reduced emerging market exposures and an improvement in the credit risk profile following emerging market country rating upgrades.
Real estate and structured assets down 5%: Due to decrease in residential sub-prime loan inventory following securitizations.
Market risk
We assume market risk primarily through the trading activities in Investment Banking. The other divisions also engage in some trading activities, but to a much lesser extent.
Trading risks are measured using VaR as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. In order to show the aggregate market risk in our trading books, the table above shows the trading-related market risk on a consolidated basis, as measured by a 10-day VaR scaled to a one-day holding period and based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Credit Suisse’s average one-day, 99% VaR in 1Q07 was CHF 78 million compared to CHF 70 million during 4Q06 and CHF 71 million during 1Q06. The increase was mainly due to the introduction of a new methodology to better capture certain equity risks, as explained below.

Various techniques are used to assess the accuracy of the VaR model, including backtesting. Daily backtesting profit and loss is compared with VaR calculated using a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects from movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

We had two backtesting exceptions during the first quarter of 2007 due to market stress events in late February and early March. During this period, market volatility was larger than the volatility reflected in the VaR model.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. Towards the end of 1Q07, we introduced an enhanced approach for modeling certain equity risks. If this methodology had been in place as of the end of 4Q06, the period-end Total VaR would have been CHF 105 million rather than CHF 89 million and the equity VaR would have been CHF 77 million rather than CHF 57 million. In addition, we are now extending the length of the historical data set used in the VaR model beyond two years so that it captures more historical events. Given current positions and market conditions, these changes will tend to make the VaR model more conservative.

The histogram entitled “Credit Suisse trading revenues” reflects the distribution of daily actual trading revenues during 1Q07, 4Q06 and 1Q06. The width of this distribution provides another indication of the day-to-day risk in our trading activities.

We assume non-trading interest rate risk primarily through the financial intermediation activities of the Private Banking division, where a number of products have no contractual maturity date or direct market-lined interest rate, such as variable mortgages or savings accounts. The resulting interest rate risks are transferred from the originating businesses to Global Treasury, which actively manages the risk position within approved limits. In addition, non-trading interest rate risks also arise out of the maintenance of highly rated security portfolios to meet certain liquidity requirements. Over the course of the first quarter 2007, the overall non-trading interest sensitivity did not change materially. As of the end of 1Q07, the impact of a one basis point change, i.e. 0.01% parallel increase in interest rates on a portfolio’s fair value, amounted to USD (2.9) million compared to USD (3.0) million at the end of 4Q06.

Credit Suisse Value-at-Risk

in / end of period	Interest rate and credit spread	Foreign exchange	Commodity	Equity	Divers- ification benefit		Total

1Q07 (CHF million)

Average	53	17	12	64	(68)		78

Minimum	46	8	8	51	–	[1]	56

Maximum	67	31	20	84	–	[1]	96

End of period	55	21	10	77	(67)		96

Backtesting exceptions	–	–	–	–	–		2

4Q06 (CHF million)

Average	49	19	12	57	(67)		70

Minimum	42	9	6	44	–	[1]	53

Maximum	63	28	16	69	–	[1]	99

End of period	62	24	15	57	(69)		89

Backtesting exceptions	–	–	–	–	–		0

1Q06 (CHF million)

Average	62	16	11	53	(71)		71

Minimum	43	11	7	46	–	[1]	59

Maximum	82	26	20	64	–	[1]	93

End of period	72	16	7	60	(63)		92

Backtesting exceptions	–	–	–	–	–		0

1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Credit risk
We encounter credit risk in our lending related businesses, in counterparty trading and through issuer risk in trading assets. The majority of our credit risk is concentrated in the Investment Banking and Private Banking segments. The credit risks taken on by Private Banking are usually collateralized. During 1Q07, Private Banking closed a synthetic collateralized loan obligation (Clock Finance No. 1), which transferred the credit risk on a CHF 4.8 billion portfolio of Credit Suisse originated loans of predominantly small and medium-sized Swiss companies, although the loans remain on our balance sheet. In Investment Banking, a significant portion of credit risk-related businesses are mitigated through cash and marketable collateral or transferred to the market by credit derivatives largely reducing credit risk in economic terms.

Loan exposure
Our total gross loan exposure increased 2% to CHF 214.3 billion as of the end of 1Q07 compared with the end of 4Q06. In Investment Banking, gross loan exposure increased from CHF 44.6 billion to CHF 46.7 billion due to an increase in commercial and industrial loans. In Private Banking, gross loan exposure in the Wealth Management segment was CHF 71.7 billion as of 1Q07, an increase of CHF 2.5 billion from 4Q06 primarily in corporate loans, while gross loan exposure in the Corporate & Retail Banking segment of CHF 95.7 billion as of the end of 1Q07 is virtually unchanged, as increases in mortgages to private clients were offset by decreased exposure to corporate clients.

Compared to the end of 4Q06, our total non-performing loans declined 11% and gross impaired loans declined 12% as of 1Q07 driven by a significant reduction in non-performing loans in Investment Banking, as well as a reduction in non-performing and other impaired loans in Private Banking. Coverage of total impaired loans by valuation allowances at the Group increased from 70% as of the end of 4Q06 to 78% as of the end of 1Q07, while coverage of total non-performing loans improved from 93% to 102% primarily due to repayments of non-performing loans in Investment Banking.

In 1Q07, we recorded net new provision for credit losses of CHF 53 million, compared to a net release of provision for credit losses of CHF 20 million in 4Q06. The net credit expense reflects the estimated loss allowance for non-impaired loans as a result of loan growth.

Loans

			Investment Banking									Private Banking			Other	[1]			Credit Suisse

						Wealth Management			Corporate & Retail Banking

end of period	1Q07	4Q06	1Q06	1Q07	4Q06	1Q06	1Q07	4Q06	1Q06	1Q07	4Q06	1Q06	1Q07	4Q06	1Q06		1Q07	4Q06	1Q06

Loans (CHF million)

Mortgages	0	0	0	29,757	29,305	27,961	48,007	46,152	47,616	77,764	75,457	75,577	0	0	5,855		77,764	75,457	81,432

Loans collateralized by securities	0	0	0	16,754	15,764	15,940	231	432	1,153	16,985	16,196	17,093	0	0	3		16,985	16,196	17,096

Other loans	1,140	1,110	969	181	558	845	3,000	3,087	2,336	3,181	3,645	3,181	0	0	0		4,321	4,755	4,150

Consumer loans	1,140	1,110	969	46,692	45,627	44,746	51,238	49,671	51,105	97,930	95,298	95,851	0	0	5,858		99,070	96,408	102,678

Real estate	1,371	1,491	434	4,286	3,975	3,590	15,275	14,825	14,427	19,561	18,800	18,017	10	0	1,280		20,942	20,291	19,731

Commercial and industrial loans	24,839	22,616	19,592	8,714	7,986	7,357	25,297	27,123	25,604	34,011	35,109	32,961	2	172	1,792		58,852	57,897	54,345

Loans to financial institutions	18,429	18,658	18,344	12,012	11,620	12,739	2,460	2,562	2,795	14,472	14,182	15,534	141	0	2,302		33,042	32,840	36,180

Governments and public institutions	933	736	826	16	16	16	1,398	1,415	1,563	1,414	1,431	1,579	0	0	2,167		2,347	2,167	4,572

Corporate loans	45,572	43,501	39,196	25,028	23,597	23,702	44,430	45,925	44,389	69,458	69,522	68,091	153	172	7,541		115,183	113,195	114,828

Gross loans	46,712	44,611	40,165	71,720	69,224	68,448	95,668	95,596	95,494	167,388	164,820	163,942	153	172	13,399		214,253	209,603	217,506

Net (unearned income) / deferred expenses	(41)	(71)	(69)	12	10	12	55	68	92	67	78	104	1	1	9		27	8	44

Allowance for loan losses	(266)	(255)	(442)	(81)	(78)	(91)	(1,101)	(1,150)	(1,470)	(1,182)	(1,228)	(1,561)	(1)	(1)	(51)		(1,449)	(1,484)	(2,054)

Net loans	46,405	44,285	39,654	71,651	69,156	68,369	94,622	94,514	94,116	166,273	163,670	162,485	153	172	13,357		212,831	208,127	215,496

Impaired loans (CHF million)

Non-performing loans	55	152	279	133	147	161	686	748	846	819	895	1,007	0	0	10		874	1,047	1,296

Non-interest earning loans	0	2	10	31	19	26	516	524	709	547	543	735	0	0	3		547	545	748

Total non-performing loans	55	154	289	164	166	187	1,202	1,272	1,555	1,366	1,438	1,742	0	0	13		1,421	1,592	2,044

Restructured loans	0	0	15	0	0	0	1	22	2	1	22	2	0	0	1		1	22	18

Potential problem loans	0	34	277	25	19	35	420	464	654	445	483	689	0	0	38		445	517	1,004

Total other impaired loans	0	34	292	25	19	35	421	486	656	446	505	691	0	0	39		446	539	1,022

Gross impaired loans	55	188	581	189	185	222	1,623	1,758	2,211	1,812	1,943	2,433	0	0	52		1,867	2,131	3,066

of which with a specific allowance	55	188	391	179	177	211	1,353	1,437	1,840	1,532	1,614	2,051	0	0	51		1,587	1,802	2,493

of which without a specific allowance	0	0	190	10	8	11	270	321	371	280	329	382	0	0	1		280	329	573

Allowance for loan losses (CHF million)

Balance at beginning of period	255	255	465	78	80	126	1,150	1,191	1,600	1,228	1,271	1,726	1	1	50		1,484	1,527	2,241

Change in accounting	(61)	0	0	0	0	0	0	0	0	0	0	0	0	0	0		(61)	0	0

Net additions charged to statements of income	64	16	(47)	4	(18)	2	(10)	(24)	(7)	(6)	(42)	(5)	(1)	1	3		57	(25)	(49)

Gross write-offs	(10)	(33)	(15)	0	(2)	(37)	(39)	(40)	(133)	(39)	(42)	(170)	(1)	(1)	(4)		(50)	(76)	(189)

Recoveries	12	19	34	0	17	0	8	32	8	8	49	8	0	0	0		20	68	42

Net write-offs	2	(14)	19	0	15	(37)	(31)	(8)	(125)	(31)	7	(162)	(1)	(1)	(4)		(30)	(8)	(147)

Provisions for interest	7	3	9	(1)	0	0	(9)	(5)	2	(10)	(5)	2	1	1	0		(2)	(1)	11

Foreign currency translation impact and other adjustments, net	(1)	(5)	(4)	0	1	0	1	(4)	0	1	(3)	0	1	(1)	2		1	(9)	(2)

Balance at end of period	266	255	442	81	78	91	1,101	1,150	1,470	1,182	1,228	1,561	1	1	51		1,449	1,484	2,054

of which a specific allowance	24	28	229	59	56	68	953	1,007	1,337	1,012	1,063	1,405	0	0	35		1,036	1,091	1,669

of which a general allowance	242	227	213	22	22	23	148	143	133	170	165	156	1	1	16		413	393	385

Loan metrics (%)

Total non-performing loans / gross loans	0.1	0.3	0.7	0.2	0.2	0.3	1.3	1.3	1.6	1.5	1.6	1.9	–	–	0.1		0.7	0.8	0.9

Total other impaired loans / gross loans	0.0	0.1	0.7	0.0	0.0	0.1	0.4	0.5	0.7	0.5	0.5	0.7	–	–	0.3		0.2	0.3	0.5

Total impaired loans / gross loans	0.1	0.4	1.4	0.3	0.3	0.3	1.7	1.8	2.3	2.0	2.1	2.6	–	–	0.4		0.9	1.0	1.4

Allowance for loan losses / total non-performing loans	483.6	165.6	152.9	49.4	47.0	48.7	91.6	90.4	94.5	141.0	137.4	143.2	–	–	392.3		102.0	93.2	100.5

Allowance for loan losses / total other impaired loans	–	750.0	151.4	324.0	410.5	260.0	261.5	236.6	224.1	585.5	647.2	484.1	–	–	130.8		324.9	275.3	201.0

Allowance for loan losses / total impaired loans	483.6	135.6	76.1	42.9	42.2	41.0	67.8	65.4	66.5	110.7	107.6	107.5	–	–	98.1		77.6	69.6	67.0

1 Includes Asset Management, Corporate Center and discontinued operations for 1Q06.

Highlights from the Condensed Consolidated Financial Statements – unaudited

This section contains highlights from our US GAAP Condensed Consolidated Financial Statements including the statements of income, balance sheets, statements of changes in shareholders’ equity and selected notes. The Credit Suisse Group Financial Statements 1Q07 are available on the internet at www.credit-suisse.com/results.

To be read in conjunction with the Credit Suisse Financial Statements 1Q07.
Highlights from the Condensed Consolidated Financial Statements
Consolidated statements of income (unaudited)

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Consolidated statements of income (CHF million)

Interest and dividend income	14,692	13,017	11,317	13	30

Interest expense	(12,603)	(11,590)	(9,651)	9	31

Net interest income	2,089	1,427	1,666	46	25

Commissions and fees	4,977	5,069	4,234	(2)	18

Trading revenues	3,216	2,956	3,408	9	(6)

Other revenues	1,338	1,362	1,617	(2)	(17)

Net revenues	11,620	10,814	10,925	7	6

Provision for credit losses	53	(20)	(61)	–	–

Compensation and benefits	4,950	4,100	4,473	21	11

General and administrative expenses	1,532	1,815	1,622	(16)	(6)

Commission expenses	609	605	543	1	12

Total other operating expenses	2,141	2,420	2,165	(12)	(1)

Total operating expenses	7,091	6,520	6,638	9	7

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	4,476	4,314	4,348	4	3

Income tax expense	822	805	715	2	15

Minority interests	925	910	1,291	2	(28)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	2,729	2,599	2,342	5	17

Income from discontinued operations, net of tax	0	2,074	286	(100)	(100)

Extraordinary items, net of tax	0	0	(24)	–	(100)

Net income	2,729	4,673	2,604	(42)	5

Consolidated balance sheets (unaudited)

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Assets (CHF million)

Cash and due from banks	27,578	29,040	34,789	(5)	(21)

Interest-bearing deposits with banks	5,572	8,128	6,722	(31)	(17)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	326,473	319,048	344,475	2	(5)

Securities received as collateral	34,406	32,385	30,377	6	13

Trading assets	515,050	450,780	460,847	14	12

Investment securities	19,185	21,394	120,931	(10)	(84)

Other investments	21,258	20,478	28,474	4	(25)

Net loans	212,831	208,127	215,496	2	(1)

allowance for loan losses	1,449	1,484	2,054	(2)	(29)

Premises and equipment	6,040	5,990	7,430	1	(19)

Goodwill	11,043	11,023	12,830	0	(14)

Other intangible assets	492	476	3,419	3	(86)

Assets of discontinued operations held-for-sale	0	0	1,542	–	(100)

Other assets	179,759	149,087	166,289	21	8

Total assets	1,359,687	1,255,956	1,433,621	8	(5)

Liabilities and shareholders' equity (CHF million)

Due to banks	120,972	97,514	88,781	24	36

Customer deposits	328,325	290,864	294,580	13	11

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	284,464	288,444	302,780	(1)	(6)

Obligation to return securities received as collateral	34,406	32,385	30,377	6	13

Trading liabilities	216,972	198,422	219,523	9	(1)

Short-term borrowings	27,722	21,556	20,981	29	32

Provisions from the insurance business	0	0	152,164	–	(100)

Long-term debt	155,892	147,832	141,509	5	10

Liabilities of discontinued operations held-for-sale	0	0	1,690	–	(100)

Other liabilities	131,284	120,035	122,536	9	7

Minority interests	15,646	15,318	16,070	2	(3)

Total liabilities	1,315,683	1,212,370	1,390,991	9	(5)

Common shares	607	607	624	0	(3)

Additional paid-in capital	24,780	24,817	24,716	0	0

Retained earnings	34,206	32,306	27,248	6	26

Common treasury shares, at cost	(10,502)	(9,111)	(7,349)	15	43

Accumulated other comprehensive income	(5,087)	(5,033)	(2,609)	1	95

Total shareholders' equity	44,004	43,586	42,630	1	3

Total liabilities and shareholders' equity	1,359,687	1,255,956	1,433,621	8	(5)

Consolidated statements of changes in shareholders' equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Common treasury shares, at cost	Accumul- ated other comprehen- sive income	Total share- holders' equity		Number of common shares outstanding

1Q07 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586		1,062,467,061	[1]

Net income	–	–	2,729	–	–	2,729		–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	[2]	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(64)	(64)		–

Issuance of common shares	–	26	–	–	–	26		590,976

Issuance of treasury shares	–	(39)	–	10,240	–	10,201		118,625,807

Repurchase of treasury shares	–	–	–	(11,963)	–	(11,963)		(139,141,331)	[3]

Share-based compensation	–	239	–	332	–	571		5,907,428

Derivatives indexed to own shares[4]	–	(263)	–	–	–	(263)		–

Balance at end of period	607	24,780	34,206	(10,502)	(5,087)	44,004		1,048,449,941	[5]

1Q06 (CHF million)

Balance at beginning of period	624	24,639	24,584	(5,823)	(1,906)	42,118		1,125,360,183

Net income	–	–	2,604	–	–	2,604		–

Cumulative effect of accounting changes, net of tax	–	–	60	–	–	60		–

Other comprehensive income/(loss), net of tax	–	–	–	–	(703)	(703)		–

Issuance of treasury shares	–	(121)	–	4,607	–	4,486		63,044,115

Repurchase of treasury shares	–	–	–	(6,395)	–	(6,395)		(88,338,500)

Share-based compensation	–	198	–	262	–	460		5,876,635

Balance at end of period	624	24,716	27,248	(7,349)	(2,609)	42,630		1,105,942,433

1 At par value CHF 0.50 each, fully paid, net of 152,394,952 treasury shares. In addition to the treasury shares, a maximum of 198,476,240 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Includes CHF 187 million related to SFAS 157, CHF (1,003) million related to SFAS 159, CHF (13) million related to FIN 48 and CHF 10 million reclassified from Accumulated other comprehensive income as a result of SFAS 159, all net of tax. 3 Includes 11,354,000 shares repurchased in connection with Credit Suisse Group's share buyback program. 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the Leverage Units element of the Incentive Share Units (ISU) granted to the employees during the first quarter of 2007. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 At par value CHF 0.50 each, fully paid, net of 167,003,048 treasury shares. In addition to the treasury shares, a maximum of 197,878,112 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Comprehensive income (CHF million)

Net income	2,729	4,673	2,604	(42)	5

Other comprehensive income, net of tax	(64)	(34)	(703)	88	(91)

Comprehensive income	2,665	4,639	1,901	(43)	40

Selected Notes to the Condensed Consolidated Financial Statements - unaudited

Net interest income

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Net interest income (CHF million)

Loans	2,047	2,029	1,725	1	19

Investment securities	189	190	162	(1)	17

Trading assets	5,482	4,300	4,043	27	36

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,316	4,927	4,344	8	22

Other	1,658	1,571	1,043	6	59

Interest and dividend income	14,692	13,017	11,317	13	30

Deposits	(3,704)	(3,559)	(2,643)	4	40

Short-term borrowings	(218)	(193)	(119)	13	83

Trading liabilities	(2,098)	(1,498)	(1,416)	40	48

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(4,831)	(4,644)	(4,065)	4	19

Long-term debt	(1,243)	(1,168)	(1,098)	6	13

Other	(509)	(528)	(310)	(4)	64

Interest expense	(12,603)	(11,590)	(9,651)	9	31

Net interest income	2,089	1,427	1,666	46	25

Commissions and fees

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Commissions and fees (CHF million)

Lending business	647	469	329	38	97

Investment and portfolio management	1,445	1,387	1,261	4	15

Other securities business	56	58	60	(3)	(7)

Fiduciary	1,501	1,445	1,321	4	14

Underwriting	615	895	601	(31)	2

Brokerage	1,487	1,303	1,432	14	4

Underwriting and brokerage	2,102	2,198	2,033	(4)	3

Other customer services	727	957	551	(24)	32

Commissions and fees	4,977	5,069	4,234	(2)	18

Other revenues

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Other revenues (CHF million)

Minority Interests without Significant Economic Interest	938	978	1,232	(4)	(24)

Loans held-for-sale	2	(7)	8	–	(75)

Long-lived assets held-for-sale	6	15	1	(60)	–

Equity method investments	29	61	46	(52)	(37)

Other investments	263	253	230	4	14

Other	100	62	100	61	0

Other revenues	1,338	1,362	1,617	(2)	(17)

Provisions for credit losses

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	57	(25)	(49)	–	–

Provisions for lending-related and other exposures	(4)	5	(12)	–	(67)

Provision for credit losses	53	(20)	(61)	–	–

Compensation and benefits

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Compensation and benefits (CHF million)

Salaries and bonuses	4,473	3,650	4,033	23	11

Social security	247	239	248	3	0

Other	230	211	192	9	20

Compensation and benefits	4,950	4,100	4,473	21	11

General and administrative expenses

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

General and administrative expenses (CHF million)

Occupancy expenses	219	233	211	(6)	4

IT, machinery, etc.	125	133	121	(6)	3

Provisions and losses	(17)	58	52	–	–

Travel and entertainment	146	152	145	(4)	1

Professional services	495	624	512	(21)	(3)

Depreciation of property and equipment	217	224	206	(3)	5

Amortization and impairment of other intangible assets	8	19	14	(58)	(43)

Other	339	372	361	(9)	(6)

General and administrative expenses	1,532	1,815	1,622	(16)	(6)

Segment reporting

The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which is tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients globally. It provides access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as Minorities without significant economic interest. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses.

Earnings per share

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Net income (CHF million)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	2,729	2,599	2,342	5	17

Income from discontinued operations, net of tax	0	2,074	286	(100)	(100)

Extraordinary items, net of tax	0	0	(24)	–	(100)

Net income	2,729	4,673	2,604	(42)	5

Net income available for common shares for basic EPS	2,729	4,673	2,604	(42)	5

Net income available for common shares for diluted EPS	2,729	4,673	2,604	(42)	5

Weighted average shares outstanding (million)

Weighted average shares outstanding for basic EPS	1,066.2	1,074.6	1,128.0	(1)	(5)

Dilutive convertible securities	0.0	–	–	–	–

Dilutive share options and warrants	13.5	12.8	17.7	5	(24)

Dilutive share awards	50.0	47.9	33.5	4	49

Weighted average shares outstanding for diluted EPS[1]	1,129.7	1,135.3	1,179.2	0	(4)

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	2.56	2.42	2.08	6	23

Income from discontinued operations, net of tax	0.00	1.93	0.25	(100)	(100)

Extraordinary items, net of tax	0.00	0.00	(0.02)	–	(100)

Net income	2.56	4.35	2.31	(41)	11

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	2.42	2.29	1.99	6	22

Income from discontinued operations, net of tax	0.00	1.83	0.24	(100)	(100)

Extraordinary items, net of tax	0.00	0.00	(0.02)	–	(100)

Net income	2.42	4.12	2.21	(41)	10

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted EPS calculation above) but could potentially dilute earnings per share in the future, were 18.0 million, 35.2 million and 32.5 million for 1Q07, 4Q06 and 1Q06, respectively.

Investor Information

We provide further information to our shareholder and bondholders. This section contains information on our share listing in Switzerland and the US. Bond ratings and foreign currency translation rates are also provided.

Investor information
Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Shares (ADS) represents one common share.

Share data

					in / end of

	1Q07	2006		2005	2004

Share price (common shares, CHF)

Average	87.45	73.13		54.19	43.90

Minimum	82.00	62.70		46.85	37.35

Maximum	93.60	85.35		68.50	49.50

End of period	87.20	85.25		67.00	47.80

Share price (American Depository Shares, USD)

Average	70.90	58.46		43.40	30.04

Minimum	67.49	50.07		38.75	35.44

Maximum	75.91	70.00		52.91	42.50

End of period	71.83	69.85		50.95	42.19

Market capitalization

Market capitalization (CHF million)	101,297	99,949		81,847	58,025

Market capitalization (USD million)	83,442	81,894		62,241	51,215

Dividend per share (CHF)

Dividend per share paid	–	2.24	[1]	2.00	1.50

Par value reduction	–	0.46	[1]	–	–

1 Proposal of the Board of Directors to the Annual General Meeting on May 4, 2007.

Bond ratings

	Moody's	Standard & Poor's	Fitch Ratings	DBRS

Credit Suisse Group ratings

Short term	–	A-1	F1+	R-1 (High)

Long term	Aa2	A+	AA-	AA

Outlook	Stable	Stable	Stable	Stable

Credit Suisse (the Bank) ratings

Short term	P-1	A-1+	F1+	R-1 (High)

Long term	Aa1	AA-	AA-	AA

Outlook	Stable	Stable	Stable	Stable

Foreign currency translation rates

			in / end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Average rate

1 USD / 1 CHF	1.23	1.23	1.30	0	(5)

1 EUR / 1 CHF	1.62	1.59	1.56	2	4

1 GBP / 1 CHF	2.41	2.37	2.28	2	6

100 JPY / 1 CHF	1.03	1.05	1.11	(2)	(7)

Closing rate

1 USD / 1 CHF	1.22	1.22	1.31	0	(7)

1 EUR / 1 CHF	1.63	1.61	1.58	1	3

1 GBP / 1 CHF	2.39	2.40	2.27	0	6

100 JPY / 1 CHF	1.03	1.03	1.11	1	(7)

Cautionary statement regarding forward-looking information
This Report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– Our plans, objectives or goals;
– Our future economic performance or prospects;
– The potential effect on our future performance of certain contingencies; and
– Assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– The ability to maintain sufficient liquidity and access capital markets;
– Market and interest rate fluctuations;
– The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
– The ability of counterparties to meet their obligations to us;
– The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– Political and social developments, including war, civil unrest or terrorist activity;
– The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– Operational factors such as systems failure, human error, or the failure to implement procedures properly;
– Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– The effects of changes in laws, regulations or accounting policies or practices;
– Competition in geographic and business areas in which we conduct our operations;
– The ability to retain and recruit qualified personnel;
– The ability to maintain our reputation and promote our brand;
– The ability to increase market share and control expenses;
– Technological changes;
– The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– The adverse resolution of litigation and other contingencies; and
– Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk factors.

Personalities

Frank Schulz, 43
Assistant Vice President, Operational Excellence Private Banking
April 18, 2007 – Junghofplaza – JP 16, Frankfurt

Frank Schulz is a member of the Operational Excellence team and reports to the Finance subdepartment of the Management Board. His remit encompasses the areas of market intelligence and project portfolio management as well as supporting various business policy initiatives and measures.

Frank Schulz works at “Cielo”, the head office of Credit Suisse (Deutschland) AG, where the Group’s support units are based. The building features a large glass exterior and a high, light-flooded entrance foyer. He is photographed at “Junghofplaza – JP 16.” This state-of-the-art building in the center of Frankfurt is home to the Private Banking Relationship Management, Asset Management and Investment Banking.

Christel Aranda-Hassel
Director, European Economics Department
April 16, 2007 – Canary Wharf, London

Christel Aranda-Hassel is a director working as senior economist at Credit Suisse’s Investment Banking division. Her team consists of five economists covering the Western European economies. They make growth, inflation and interest rate forecasts basing their work on released macroeconomic indicators and surveys. Ms Aranda-Hassel’s research focuses on the German economy and the monetary policy of the European Central Bank.

Ms Aranda-Hassel is pictured in front of the bank’s meeting rooms at its London headquarters in Canary Wharf. Credit Suisse transferred its operations to Canary Wharf in 1993. Today more than 15 percent of the Group’s global workforce is based there.

A sparing and sustainable approach to dealing with nature’s resources is important to Credit Suisse. For this reason the “Financial Review 1Q07” was printed on paper that is made from at least 50 percent recycled fibers. And at least 17.5 percent of the fibre used to manifacture this paper comes from forests certified by the Forest Stewardship Council (FSC).

Photography: Hans Schürmann, Zurich (Cover) and Marc Wetli, Zurich (Oswald J. Grübel); Design: www.arnolddesign.ch; Production: Management Digital Data AG, Zurich; Printer: NZZ Fretz AG, Zurich

CREDIT SUISSE
CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Schweiz
Tel. +41 44 212 16 16
Fax +41 44 333 25 87
www.credit-suisse.com
5520124 English